COMMITTED TO GROWTH
BUILT TO ENDURE

2025 ANNUAL REPORT

 CSB BANCORP, INC.

Our Mission

Our mission as an independent community bank is to provide high quality financial services through valued employees, thereby meeting the needs of customers and the diverse communities we serve, while generating profit and increasing value for our shareholders.

Table of Contents

2025 Financial Highlights

For the Year Ended December 31	2025	2024	% CHANGE
(Dollars in thousands, except per share data)			
CONSOLIDATED RESULTS			
Net interest income	$ 42,384	$ 36,853	15%
Net interest income – fully taxable-equivalent (FTE) basis (non-GAAP)	42,506	36,996	15
Noninterest income	7,295	7,102	3
Provision for credit loss expense	5,375	7,031	(24)
Noninterest expense	27,741	24,589	13
Net income	13,363	10,012	33
AT YEAR-END			
Loans, net	$ 817,308	$ 730,046	12%
Assets	1,292,736	1,191,500	8
Deposits	1,127,915	1,044,887	8
Shareholders' equity	126,280	114,835	10
Cash dividends declared per share	1.64	1.58	4
Book value per share	48.07	43.33	11
Tangible book value per share (non-GAAP)	46.27	41.55	11
Market price per share	54.00	38.30	41
Basic and diluted earnings per share	5.07	3.76	35
FINANCIAL PERFORMANCE			
Return on average total assets	1.08%	0.85%	
Return on average shareholders' equity	10.94	8.96	
Net interest margin, FTE basis	3.63	3.31	
Efficiency ratio	55.72	55.77	
CAPITAL RATIOS			
Risk-based capital:			
Common equity tier 1	15.35%	15.32%	
Tier 1	15.35	15.32	
Total	16.61	16.37	
Leverage	9.84	9.75	

C O M M I T T E D   T O   G R O W T H

ANNUAL REPORT 2025 | CSB BANCORP, INC.

Dear Fellow Shareholder,

In this annual report and letter, we endeavor to present a clear and comprehensive overview of CSB's financial performance, operations, and future direction. We appreciate the opportunity to inform key stakeholders about the company's achievements, challenges, and strategic goals. Our reporting aims to keep current and prospective shareholders apprised of the strength of this growing organization, the value proposition of investing in CSB stock, and the key benefits of this community-based bank to the geographic areas we serve.

THE YEAR'S FINANCIAL RESULTS

We begin with a brief overview of the past year's financial results. Net income of $13.3 million was our second highest on record. Total assets, loans, deposits, and equity all increased to record levels. Net interest margin, which is the sum of our interest income less interest expenses divided by average total earning assets, expanded to 3.63%, our highest level since 2019. We also gained efficiency during 2025, with our operating costs as a percentage of operating income, declining to 55.7%. Core earnings are generally reported as Pre-Provision Net Revenue (PPNR), a measure that accounts for all operating income before setting aside reserves for losses and payment of taxes. In 2025, PPNR increased by 13%, topping $20 million.

A WIDER LENS

Many CSB shareholders have held the bank's stock for more than twenty years, and many families have done so for more than one generation. For buy-and-hold investors, we hope a look at some statistics over the past twenty years is beneficial.

CSB's growth in the marketplace has been steady. Total assets have grown each of the past 20 years and now exceed $1.29 billion. Total deposits have grown every year since 2007. In the four-county area in which we have banking centers, Holmes, Wayne, Tuscarawas, and Stark, we now rank No. 3 in total deposits, behind only Huntington and JPM Chase. There are 25 banks serving this four-county area. Twenty years ago, we ranked No. 10 out of 29 banks in the market.

Earnings have been growing as well. PPNR in 2025 was 5.1x larger than twenty years ago; net income was 4.7x higher. Accordingly, the Company's equity has continued to increase, generating consistent shareholder returns. CSB's book value per share amounted to $48.07 at the end of 2025, an increase of 3.5x from the 2005 book value of $13.64. Cash dividends per share amounted to $1.64, or 32% of the bank's total earnings per share in 2025, right at the median percentage of our dividend payouts over the past 20 years. The dividend has increased by 2.9x during that time span.

CSB's stock price rose 41%, from $38.30 at the end of 2024 to $54.00 at the end of 2025. The 41% increase is the largest single-year increase in the past 20 years. The stock price rose in 15 of the past 20 years, and declined in five years (the Great Financial crisis years from 2006 to 2008, the COVID-19





Book Value Per Share ($ per share)

$13.64 (2005) ... $48.07 (2025)

pandemic in 2020, and the regional bank crisis in 2023). Each time, the stock bounced back. CSB also paid cash dividends every quarter in the past 20 years. The stock's total return for the past 5, 10, 15, and 20-year periods, assuming reinvestment of quarterly dividends, was 85%, 204%, 480%, and 432%, respectively. Perhaps more importantly, CSB's stock delivered average annual returns of 13%, 12%, 12%, and 9% over the past 5, 10, 15, and 20 year measurement periods, assuming reinvestment of dividends.

Those returns over the past 20 years have been generated through CSB's role in local communities, with the bank serving local customer needs regardless of what has been happening in the broader society, the economy, and the banking industry. It has been an eventful 20 years, to say the least. Some events have been disruptive. The banking industry lost more than half of all FDIC-insured banks in the past two decades.[1] Competition from private lenders, financial technology companies, and nonbank depository institutions has siphoned assets out of the banking system. Half of the financial assets in the world are now held by nonbanks. U.S. banking has also bifurcated by size. Even though there are still more than 4,000 banks in the U.S., the 10 largest U.S. banks hold 60% of all U.S. banking assets, and the 25 largest banks hold a little over two-thirds of all bank industry assets in the U.S.

THE STATE OF THE BANKING INDUSTRY
It would be inaccurate to presume that community-based banks are all in trouble. Neither the industry, nor its 4,000 community banks are down for the count.

Banks remain key to the safety and soundness of our nation's monetary system. They provide safekeeping of deposits, access to funds for small and large borrowers, and reliable payment systems that facilitate timely and accurate flow of funds. Healthy community banks are still growing and providing needed, reliable financial services to households, businesses, and organizations across America. The industry remains profitable, and we believe it offers valid investment opportunities. Many community banks continue to grow, and we certainly intend to as well. Community bank employees are difference-makers in their communities. They support local nonprofit organizations and community activities, mentor individuals, provide financial and fraud prevention education, and assist depositors, borrowers, and investors with their financial decisions.

CSB MOVES FORWARD
CSB is earning its keep with excellent customer service, an expanding talent base, core earnings momentum, and strong returns for shareholders. We are here to meet the banking and financial service needs of both our smallest and largest customers. What is good for those in our communities is, in the long run, good for the bank as well. We are poised to continue expanding by serving new customers in both our existing and nearby markets.

The CSB team, now 190 employees strong, continues to shine in customer service, workflow efficiency gains, fraud prevention, and community involvement. Our 17 locations serve customers on a person-to-person basis, as does our customer service center team, which handles more than 650 customer calls each day. Additionally, our online banking platform provides self-service access 24 hours a day, seven days a week, and continues to gain in popularity with more than 2.6 million logins last year alone.

The Medina County market, which the bank entered with a loan production office in the first half of 2024, has shown vibrant growth, with $27 million in commercial loan balances currently on the books and some additional residential mortgage balances as well.

There will inevitably be challenging times ahead. But our zeal, zest, and commitment to excellence, to our communities, to all employees, shareholders, and customers are steadfast and grounded in solid core values. We will keep doing the best we can, and we will keep getting better. We believe our record demonstrates both our commitment and ability to do so.

THE NATIONAL AND LOCAL CONTEXT

2025 was marked by significant federal policy changes, shifts in regulatory posture, and evolving geopolitical dynamics. These have resulted in an economic climate that keeps businesses, civic leaders, and households alert and trying to discern impacts on their circumstances.

State governments are tightening their fiscal belts and thousands of federal government jobs have been eliminated. Enhanced technologies are resulting in creative destruction of some traditional work tasks and at the same time fostering significant enhancements and efficiency in many areas of the economy and society.

While many changes have occurred and continue to develop, the national economy again expanded in 2025 (measured in real GDP terms), maintained moderate unemployment, and contended with too-high but not rampaging inflation. Households, for the most part, were able to sustain spending patterns, and businesses sifted through the various impacts and found ways to continue profitable operations. The Federal Reserve lowered short-term interest rates three times between September and December 2025, resulting in Prime Rate declining to 6.75%. Mortgage rates also declined, from about 7% to about 6% for 30-year fixed-rate loans, and mortgage activity picked up accordingly.

Our local economies overall have been doing well. That is not to say households are not feeling the pinch of continued high prices and nagging inflation, or that some businesses aren't pressured by technological change or political policy initiatives. But local economies have continued to expand. New homes and housing allotments are being constructed, hospitals are investing

in modern technology and skilled staff, and cities and townships continue to invest in infrastructure upgrades. Our area has maintained a steady economy without boom and bust cycles and is relatively healthy compared to many other geographies.

MONITORING THE MACRO ECONOMY

There are a number of macro trends and conditions that warrant attention by investors, as well as leaders and citizens of this nation and our marketplace. Not necessarily in order of importance or severity, the following are some dynamics that challenge our nation's ability to thrive and therefore warrant careful attention.

First, U.S. and local population growth is stagnating and aging. In our immediate market area, three of our four primary counties are slowly losing population. These factors, combined with tighter immigration policy, put pressure on the workforce, with fewer workers to support our businesses and economy. Capturing market share in this context is important for banks.

Second, national debt and deficit spending is significant. Total federal government revenue is projected to be about $5.1 trillion this year. But the government is expected to spend $1.8 trillion more than that. In other words, it will overspend by more than one-third of total revenue. That type of imbalance appears unsustainable at face value. The U.S. is already $39 trillion in debt. That is more than 7.5 years of total government revenue, and the interest our government will pay on its debt this year alone is more than $1 trillion. This does not bode well for forward-looking taxation expectations or government programs that support society.

Third, our safety net programs - Social Security, Medicare, Medicaid, food and other supplemental assistance payments, and unemployment insurance benefits - provide critical financial support to well over one in four Americans. Along with the costs of health care as a whole, these programs are straining the government's ability to sustain current benefits and advances in care. About $4.2 trillion of the government's spending this year will go to these safety net programs. Combined with interest on the debt, these obligations equate to all the revenue the government will take in this year. As a result, the federal government is likely to borrow about another $2 trillion this year to fund necessary activities such as defense, transportation, and foreign affairs.

Finally, inflation, while now at about 3% a year, continues to erode society's ability to move forward. Purchasing power weakens when it costs more to buy the same quantity of goods than what wage increases can offset. Complacency about persistent inflation does not serve us well. Households do have a breaking point; the first indications of nearing that point often appear in voting patterns.



All told, while the current economy is not on rocky ground, there are enough clouds on the horizon that continued economic growth, as measured by real GDP, appears likely to become more difficult without effective measures to at least begin addressing these challenges. Given the timing of the coming federal election cycle, tough public policy actions may be difficult to achieve this year.

FINANCIAL MARKET TRENDS

Momentum swings, innovation, and concentration of risk are ever present in financial markets. Some trends work out well; others, particularly when followed to excess, do not end well. A few current dynamics that have observers' attention are listed below.

Circular financing is a system where investors give money to a company, which then buys the investors' products in a self-reinforcing loop. In the tech industry, this helps startups afford costly hardware and cloud services, accelerating growth and innovation. However, it also concentrates risk among a small group of large players and can make demand look stronger than it really is. In the past year and a half, OpenAI, Nvidia, Microsoft, Oracle, CoreWeave, AMD, and SoftBank have all inked multibillion-dollar deals that look less like traditional investment rounds and more like a high-stakes game of hot potato passed between the same handful of players. One company injects capital into another, which then turns around and funnels that capital into the original investor's chips, cloud contracts or data center buildouts.

Private credit refers to non-bank lending where investors provide loans or other financing options directly to private companies or projects. Private credit is typically used by businesses seeking capital without issuing public debt or equity. It has grown rapidly in recent years and is fairly opaque and largely unregulated. While no insured depositor monies are directly at risk, the need for fresh funds by private credit firms is increasingly being met by large banks. Those banks are thus lending into the private credit cycle and relying on the risk assessment and management capabilities of unregulated private credit providers.

Artificial intelligence (AI) has the potential to change how many activities are conducted in the workplace and in society at large. Much is already happening behind the scenes and AI is projected to bring significant change to many industries in a rapid manner. Historically, large sectors of developed economies have repeatedly been reshaped by technology advancements of one form or another. The potential for both good and harmful outcomes is present when such transformative phases occur.

AT THE END OF THE DAY

The privilege of serving individuals and organizations across our local communities fuels our energy. We provide a high portion of banking services electronically to meet customer preference for speed, convenience and cost-effectiveness. What distinguishes us is that we also offer in-person, relationship-driven service. A community banker can and will meet with a customer and provide or arrange whatever level of customized service is best for that customer. This is a trust-based relationship, not one created by sophisticated marketing or some form of computer-powered communication unless that is what the customer wants. While large banks and many nonbank financial services companies aim to steer customers toward particular profitable behaviors, community bankers prioritize what is best for the customer and the local market, recognizing that such an approach sustains the community over time. That aspect of how we approach our business of banking, seeking what is best in the long run, has not and will not change. We will use any cost-effective tool that provides value to our customers and that functions in accordance with the safe and sound operation of the bank. We try to be helpful whatever the circumstances. And by doing that, we provide meaningful work for CSB team members, and reasonable returns on investment for our shareholders.

We hope this letter, along with the accompanying graphs and financial reports, is helpful to current and prospective shareholders. We value your interest and investment and welcome comments and questions at any time. As a bank committed to growth and built to endure, we thank you for your investment in CSB stock and for your continued interest in the Company.

Thank You Fellow Shareholder,

EDDIE STEINER
Chief Executive Officer

Eddie L. Steiner

ROBERT BAKER
Chairman of the Board of Directors

INTRODUCTION

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated under the laws of the State of Ohio in 1991 and is a registered financial holding company. The Company's wholly owned subsidiaries are The Commercial and Savings Bank (the "Bank") and CSB Investment Services, LLC. The Bank is chartered under the laws of the State of Ohio and was organized in 1879. The Bank is a member of the Federal Reserve System, with deposits insured by the Federal Deposit Insurance Corporation, and its primary regulators are the Ohio Division of Financial Institutions and the Federal Reserve Board.

The Company, through the Bank, provides retail and commercial banking services to its customers including checking and savings accounts, time deposits, cash management, safe deposit facilities, commercial loans, real estate mortgage loans, consumer loans, IRAs, night depository facilities, and trust and brokerage services. Its customers are located primarily in Holmes, Stark, Tuscarawas, Wayne, and portions of surrounding counties in Ohio.

Economic activity in the Company's market area increased slightly in the fourth quarter of 2025. Consumer demand for goods and services declined moderately and is expected to flatten out in the near future. Reported unemployment levels in December 2025 ranged from 2.8% to 4.4% in the four primary counties served by the Company. These levels decreased from the December 2024 range of 2.9% to 4.6%. Labor demand remained fairly flat while competition for workers with specialized skills has put upward pressure on labor costs. The local housing market has increasing inventory levels. Residential construction activity has increased with stable interest rates increasing demand. Nonresidential construction activity has also increased modestly since the prior year. All deposit types increased and customers continue to move funds into higher yielding interest-bearing accounts.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations are not related to historical results but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein and in future reports and statements are not guarantees of future performance. Actual results may differ materially from those in forward-looking statements because of various risk factors as discussed in this annual report. The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions to any forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of such statements.

NON-U.S. GAAP FINANCIAL MEASURES

Management's Discussion and Analysis of Financial Condition and Results of Operations contains non-U.S. generally accepted accounting principles ("GAAP") financial measures where management believes it to be helpful in understanding CSB's results of operations or financial position. Where non-U.S. GAAP financial measures are used, the comparable U.S. GAAP financial measure, as well as the reconciliation to the comparable U.S. GAAP financial measure, can be found herein.

2025 Financial Review

FINANCIAL DATA

The following table sets forth certain selected consolidated financial information:

(Dollars in thousands, except per share data)		2025		2024		2023		2022		2021
Statements of income:										
Total interest income	$	57,037	$	51,601	$	46,016	$	34,819	$	29,529
Total interest expense		14,653		14,748		9,875		2,496		2,012
Net interest income		42,384		36,853		36,141		32,323		27,517
Provision (recovery) for credit loss expense		5,375		7,031		442		(895)		(655)
Net interest income after provision (recovery) for credit loss expense		37,009		29,822		35,699		33,218		28,172
Noninterest income		7,295		7,102		6,744		6,711		7,325
Noninterest expense		27,741		24,589		24,060		23,393		22,093
Income before income taxes		16,563		12,335		18,383		16,536		13,404
Income tax provision		3,200		2,323		3,627		3,223		2,567
Net income	$	**13,363**	$	**10,012**	$	**14,756**	$	**13,313**	$	**10,837**
Per share of common stock:										
Basic earnings per share	$	5.07	$	3.76	$	5.51	$	4.91	$	3.97
Diluted earnings per share		5.07		3.76		5.51		4.91		3.97
Dividends		1.64		1.58		1.50		1.30		1.22
Book value		48.07		43.33		40.43		35.43		35.80
Average basic common shares outstanding		2,637,216		2,661,308		2,679,902		2,714,045		2,733,126
Average diluted common shares outstanding		2,637,216		2,661,308		2,679,902		2,714,045		2,733,126
Year-end balances:										
Loans, net	$	817,308	$	730,046	$	694,797	$	620,333	$	541,536
Securities		317,286		331,529		368,153		401,144		311,245
Total assets		1,292,736		1,191,500		1,178,689		1,159,108		1,144,239
Deposits		1,127,915		1,044,887		1,027,427		1,023,417		1,002,747
Borrowings		32,434		26,949		37,597		35,011		39,937
Shareholders' equity		126,280		114,835		107,939		95,920		97,315
Average balances:										
Loans, net	$	780,998	$	710,963	$	660,266	$	580,454	$	554,547
Securities		313,998		351,731		385,666		388,827		231,285
Total assets		1,239,521		1,181,417		1,158,286		1,151,925		1,111,808
Deposits		1,086,710		1,035,559		1,017,983		1,012,629		969,009
Borrowings		25,393		28,709		34,525		40,218		42,600
Shareholders' equity		122,149		111,722		100,452		94,850		96,145
Select ratios:										
Net interest margin, FTE basis[1]		3.63%		3.31%		3.32%		2.98%		2.63%
Return on average total assets		1.08		0.85		1.27		1.16		0.97
Return on average shareholders' equity		10.94		8.96		14.69		14.04		11.27
Average shareholders' equity as a percent of average total assets		9.85		9.46		8.67		8.23		8.65
Net loan charge-offs (recoveries) as a percent of average loans		0.05		0.87		(0.02)		(0.02)		0.00
Allowance for credit losses on loans as a percent of loans at year-end		1.50		1.03		0.94		1.09		1.39
Shareholders' equity as a percent of total year-end assets		9.77		9.64		9.16		8.28		8.50
Dividend payout ratio[2]		32.35		42.02		27.20		26.48		30.73

[1]Net interest margin is shown on a fully taxable equivalent, ("FTE") basis, (non-GAAP).
[2]Dividend payout ratio is calculated as dividends per share as a percentage of earnings per share.

2025 Financial Review

RESULTS OF OPERATIONS

Net Income

CSB's 2025 net income was $13.4 million compared to $10.0 million for 2024, an increase of 33.5%. Total revenue, net interest income plus noninterest income, increased $5.7 million, or 13%, over the prior year to a total of $50 million. The provision for credit loss expense decreased to $5.4 million as compared to $7.0 million for the prior year. Noninterest expense increased $3.2 million, or 13% and the provision for income tax increased $877 thousand over the prior year due to an increase in taxable income. Basic and diluted earnings per share were $5.07, up 35% from the prior year. The return on average assets was 1.08% in 2025 compared to 0.85% in 2024 and return on average equity was 10.94% in 2025 compared to 8.96% in 2024.

Net Interest Income

(Dollars in thousands)	2025	2024
Net interest income	$ 42,384	$ 36,853
Taxable equivalent	122	143
Net interest income, FTE[1]	$ **42,506**	$ **36,996**
Net interest margin	3.62%	3.30%
Taxable equivalent adjustment	0.01	0.01
Net interest margin, FTE[1]	**3.63%**	**3.31%**

[1]Taxable equivalent adjustments have been computed assuming a 21% tax rate in 2025, and 2024 (non-GAAP).

Net interest income is the largest source of the Company's revenue and consists of the difference between interest income generated on earning assets and interest expense incurred on liabilities (deposits, short-term and long-term borrowings). Changes in volume, interest rates, composition of interest-earning assets, and interest-bearing liabilities affect net interest income. Net interest income increased $5.5 million, or 15%, in 2025 compared to 2024. The increase was a result of a $5.4 million increase in interest income and a decrease of $95 thousand in interest expense. The FTE net interest margin increased to 3.63% from 3.31% in 2024.

Interest income increased $5.4 million, or 11%, in 2025 compared to 2024 primarily due to an increase of $5.3 million, or 13%, in interest and fees on loans primarily due to an increase in average balances of $70 million and an increase in yield of 15 basis points ("bps"). Interest income on taxable securities decreased $300 thousand due to a decrease in average balances of $35 million. Interest income on interest-earning deposits mainly held at the Federal Reserve increased $530 thousand in 2025 compared to 2024 primarily due to an increase in average balances of $22 million.

Interest expense decreased $95 thousand, or less than 1%, in 2025 as compared to 2024 primarily due to lower cost of deposits as short-term interest rates dropped. Average noninterest-bearing demand and interest-bearing demand deposit balances increased $6 million during the year and average time deposit balances increased $34 million, and the average interest rate paid on time deposits decreased by 30 bps.

2025 Financial Review

The following table provides detailed analysis of changes in average balances, yield, and net interest income:

AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN ANALYSIS

(Dollars in thousands)	2025 Average Balance[1]	Interest	Average Rate[2]	2024 Average Balance[1]	Interest	Average Rate[2]
Interest-earning assets						
Interest-earning deposits in other banks	$ 68,320	$ 2,935	4.30%	$ 46,309	$ 2,405	5.19%
Securities:						
Taxable	297,580	7,015	2.36	332,849	7,315	2.20
Tax Exempt[4]	16,418	373	2.27	18,882	435	2.30
Loans[3,4]	789,383	46,836	5.93	719,028	41,589	5.78
Total interest-earning assets	1,171,701	57,159	4.88%	1,117,068	51,744	4.63%
Noninterest-earning assets						
Cash and due from banks	18,890			18,302		
Bank premises and equipment, net	13,824			13,565		
Other assets	43,491			40,547		
Allowance for credit losses on loans	(8,385)			(8,065)		
Total assets	$ 1,239,521			$ 1,181,417		
Interest-bearing liabilities						
Demand deposits	$ 233,401	1,699	0.73%	$ 227,842	2,053	0.90%
Savings deposits	313,766	2,934	0.94	302,621	3,242	1.07
Time deposits	257,827	9,750	3.78	223,421	9,109	4.08
Borrowed funds	25,393	270	1.06	28,709	344	1.20
Total interest-bearing liabilities	830,387	14,653	1.76%	782,593	14,748	1.88%
Noninterest-bearing liabilities and shareholders' equity						
Demand deposits	281,716			281,675		
Other liabilities	5,269			5,427		
Shareholders' equity	122,149			111,722		
Total liabilities and equity	$ 1,239,521			$ 1,181,417		
Net interest income[4]		42,506			36,996	
FTE adjustment		(122)			(143)	
GAAP net interest income		$ 42,384			$ 36,853	
Net interest margin FTE			3.63%			3.31%
Net interest spread			3.12%			2.75%

[1]Average balances have been computed on an average daily basis.
[2]Average rates have been computed based on the amortized cost of the corresponding asset or liability.
[3]Average loan balances include nonaccrual loans.
[4]Interest income is shown on a fully tax-equivalent basis (non-GAAP), reconciled to the GAAP amount at the bottom of the table.

2025 Financial Review

The following table compares the impact of changes in average rates and average volumes on net interest income:

RATE/VOLUME ANALYSIS OF CHANGES IN INCOME AND EXPENSE[1]

| | 2025 v. 2024 | | |
(Dollars in thousands)	Net Increase (Decrease)	Volume	Rate
Increase (decrease) in interest income:			
Federal Funds	$ (4)	$ 0	$ (4)
Interest-earning deposits in other banks	534	947	(413)
Securities:			
Taxable	(300)	(841)	541
Tax Exempt[2]	(62)	(56)	(6)
Loans[2]	5,247	4,117	1,130
Total interest income change[2]	5,415	4,167	1,248
Increase (decrease) in interest expense:			
Demand deposits	(354)	40	(394)
Savings deposits	(308)	104	(412)
Time deposits	641	1,301	(660)
Borrowed funds	(74)	(35)	(39)
Total interest expense change	(95)	1,410	(1,505)
Net interest income change[2]	$ 5,510	$ 2,757	$ 2,753

[1]Changes attributable to both volume and rate, which cannot be segregated, have been allocated based on the absolute value of the change due to volume and the change due to rate.
[2]Interest income is shown on a fully tax-equivalent basis (non-GAAP).

Provision (Recovery) for Credit Losses on Loans and Off-Balance Sheet Commitments

The provision for credit losses on loans is determined by management as the amount required to bring the allowance for credit losses to a level considered appropriate to absorb an estimation of credit loss during the expected weighted average life of the loan. During 2025, a provision for credit loss expense on loans of $5.3 million was recognized compared to a provision of $7.2 million in 2024. A provision for credit loss expense on off-balance sheet commitments of $72 thousand was recognized in 2025 as compared to a recovery for credit loss expense for off-balance sheet commitments of $213 thousand in 2024. Nonperforming loans decreased $1.1 million from 2024 to 2025. See Financial Condition – Allowance for Credit Losses for additional discussion and information relative to the provision for credit losses.

2025 Financial Review

Noninterest Income

YEARS ENDED DECEMBER 31 (Dollars in thousands)	2025	Change from 2024 Amount	Change from 2024 %	2024
Service charges on deposit accounts	$ 1,212	$ 56	5 %	$ 1,156
Trust services	1,146	(73)	(6)	1,219
Debit card interchange fees	2,207	92	—	2,115
Credit card fees	670	27	4	643
Gain on sale of loans, including MSRs	285	4	1	281
Earnings on bank-owned life insurance	943	129	16	814
Unrealized gain on equity securities	12	4	50	8
Other	820	(46)	(5)	866
Total noninterest income	**$ 7,295**	**$ 193**	**3 %**	**$ 7,102**

Noninterest income increased $193 thousand, or 3%, in 2025 compared to the same period in 2024. Earnings on bank owned life insurance increased $129 thousand, with the purchase of an additional $2 million of insurance. Debit card interchange income increased $92 thousand due to an overall increase in volume. Service charges on deposit accounts increased $56 thousand, as increases in monthly deposit account service charges and increases in non-sufficient funds ("NSF") charges. Trust services revenue decreased $73 thousand due to a one time fee collected in 2024 which did not recur.

Noninterest Expenses

YEARS ENDED DECEMBER 31 (Dollars in thousands)	2025	Change from 2024 Amount	Change from 2024 %	2024
Salaries and employee benefits	$ 15,859	$ 2,236	16 %	$ 13,623
Occupancy expense	1,366	194	17	1,172
Equipment expense	847	(16)	(2)	863
Professional and director fees	1,793	228	15	1,565
Ohio financial institutions tax	918	54	6	864
Marketing and public relations	597	36	6	561
Software expense	1,813	104	6	1,709
Debit card expense	829	74	10	755
FDIC insurance	559	21	4	538
Other	3,160	221	8	2,939
Total noninterest expenses	**$ 27,741**	**$ 3,152**	**13 %**	**$ 24,589**

Noninterest expense increased $3 million, or 13%, in 2025 compared to 2024. Salaries and employee benefits increased $2 million with increases in base salaries due to filled positions and increases in medical, incentive compensation and retirement benefits. Professional and director fees increased $228 thousand, primarily from increases in legal and audit and accounting expenses. Occupancy expense increased $194 thousand, due to snow removal and HVAC repairs. Other expenses increased $221 thousand, or 8% as increases in education expenses of $53 thousand over the prior year contributed to this difference.

Income Taxes

The provision for income taxes amounted to $3.2 million in 2025 as compared to $2.3 million in 2024. The increase in 2025 resulted from higher taxable income. The corporate statutory tax rate was 21% for 2025 and 2024. The effective tax rate in 2025 and 2024 was 19.3% and 18.8%, respectively.

FINANCIAL CONDITION

Total assets of the Company were $1.3 billion and $1.2 billion on December 31, 2025 and 2024, representing an increase of $101 million, or 8%. Net loans increased $87 million, or 12%, while investment securities decreased $14 million, or 4%, and total cash and cash equivalents increased $26 million, or 35%. Deposits increased $83 million and short-term borrowings decreased $6 million, while other borrowings from the Federal Home Loan Bank ("FHLB") decreased by $349 thousand.

Securities

Total investment securities decreased $14 million, or 4%, to $317 million at year-end 2025, primarily related to principal repayments on mortgage-backed securities. CSB's portfolio is primarily comprised of agency mortgage-backed securities, obligations of state and political subdivisions, U.S. Treasury notes, other government agencies' debt, and corporate bonds. Restricted securities consist primarily of FHLB stock.

The Company has no exposure to government-sponsored enterprise preferred stocks, collateralized debt obligations, or trust preferred securities. The Company's municipal bond portfolio consists of tax-exempt general obligation and revenue bonds. As of December 31, 2025, 99% of such bonds held an S&P or Moody's investment grade rating, and 1% were non-rated local issues. The municipal portfolio includes a broad spectrum of counties, cities, universities, and school districts with 75% of the portfolio originating in Ohio, and 25% in Pennsylvania. Gross unrealized security losses within the portfolio were 9% of total securities on December 31, 2025, reflecting interest rate increases, not credit downgrades.

One of the primary functions of the securities portfolio is to provide a source of liquidity and it is structured such that maturities and cash flows provide a portion of the Company's liquidity needs and asset/liability management requirements.

Loans

Total loans increased $92 million, or 12%, during 2025. Volume increases were recognized as follows: commercial real estate $65 million, or 34%, commercial real estate buildings held for investment and leased to others increased $13 million, or 13%, residential real estate loans increased $16 million, or 9%, and home equity lines of credit increased $8 million, or 17%. Commercial and industrial loans increased $8 million, or 6% during 2025, construction loans decreased $16 million, or 25%, and consumer installment loans, including consumer indirect loans, also decreased $2 million, or 10%. At year-end 2025, commercial real estate is comprised mostly of owner occupied buildings of $256 million, and $114 million of buildings held for investment and leased to others. Owner occupied buildings are mostly light industrial, warehouse buildings and auto repair. Investment properties include healthcare buildings, retail strip centers, and residential investment properties.

The Company originated $78 million and $58 million of residential mortgage loans held in the portfolio, including residential construction, conventional 1-4 family, and equity line loans, which were predominately variable rate, in 2025 and 2024, respectively. Demand for homes increased as rates declined then stabilized and borrowers chose variable-rate products hopeful for lower rates in the future, thus limiting the Company's mortgage sales to $8 million in 2025 and $9 million in 2024. Home equity loan balances increased $8 million during 2025 with demand improving as interest rates dropped.

Management anticipates modest economic growth in the Company's local service areas will continue. Commercial and commercial real estate loans, in aggregate, comprise approximately 63% and 59% of the total loan portfolio at year-end 2025 and 2024, respectively. Residential real estate loans approximated 30% of the portfolio in 2025 and 2024. Construction and land development loans decreased from 9% to 6% of the portfolio. The Company is well within the respective regulatory guidelines for investment in construction, development, and investment property loans that are not owner occupied. The Company has very little exposure to commercial office space leased properties. See Note 3 - Loans for further discussion on Concentrations of Credit. Most of the Company's lending activity is with customers primarily located within Holmes, Medina, Stark, Tuscarawas and Wayne counties in Ohio.

Nonperforming Assets, Individually Evaluated Loans, and Loans Past Due 90 Days or More

Nonperforming assets consist of nonaccrual loans, loans past due 90 days and still accruing, and other real estate acquired through or in lieu of foreclosure. Loans are placed on nonaccrual status when they become past due 90 days or more, or when mortgage loans are past due as to principal and interest 120 days or more, unless they are both well secured and in the process of collection. During 2025, $614 thousand in nonaccrual loans were collected, $404 thousand were charged-off, and $451 thousand new loans entered nonaccrual status.

NONPERFORMING ASSETS	DECEMBER 31	
(Dollars in thousands)	2025	2024
Nonaccrual loans		
Commercial and industrial	$ 9	$ 449
Commercial real estate	161	501
Commercial lessors of buildings	—	3
Construction	—	—
Consumer mortgage	336	80
Home equity line of credit	64	71
Consumer installment	32	48
Consumer indirect	50	67
Loans past due 90 days or more and still accruing	—	486
Total nonperforming loans	652	1,705
Other real estate owned	—	—
Other repossessed assets	—	14
Total nonperforming assets	$ 652	$ 1,719
Nonaccrual loans to total loans	0.08 %	0.17 %

Allowance for Credit Losses

The allowance for credit losses ("ACL") is maintained at a level considered by management to be adequate to cover credit losses currently expected over the weighted average life of the loan pools. The ACL increased by $5 million, or 64%, to $12.5 million on December 31, 2025, from $7.6 million on December 31, 2024. The additional ACL was primarily the result of the recognition of a fourth quarter valuation allowance of $4 million for one large commercial credit that remains a performing asset. The Bank continues to maintain qualitative factors tied to changes in the lending policy, economic conditions, lending credit management, delinquent and classified loans, and the value of collateral.

ALLOWANCE FOR CREDIT LOSSES	FOR THE YEAR ENDED	
(Dollars in thousands)	2025	2024
Net charge-offs (recoveries) as a percentage of average total loans	0.05 %	0.87 %
Allowance for credit losses as a percentage of total loans	1.50	1.03
Allowance for credit losses to total nonaccrual loans	19.13 x	6.23 x
Components of the allowance for loan losses:		
General reserves	$ 8,470	$ 7,595
Specific reserve allocations	4,000	—
Total allowance for credit losses	$ 12,470	$ 7,595

The ACL on loans totaled $12.5 million, or 1.5% of total loans at year-end 2025 as compared to $7.6 million, or 1.03%, of total loans at year-end 2024. The Bank had net credit losses of $428 thousand in 2025, compared to $6.3 million in 2024. During fourth quarter 2025, a performing loan was determined to be collateral dependent through continued operation. As a result, a $4 million valuation allowance was recognized. As previously disclosed during 2024, the credit facility being liquidated through court receivership has no remaining loan balances at December 31, 2025.

The Company maintains an internal watch list for loans where management's analysis of the borrower's operating results and financial condition indicates the borrower's cash flows are inadequate to meet its debt service requirements and for loans where there exists an increased risk that a shortfall may occur. See the Credit Quality Indicators section of Note 3 to the Consolidated Financial Statements for additional information. Nonperforming loans, which consist of loans past due 90 days or more and nonaccrual loans, aggregated $652 thousand, or 0.08%, of loans at year-end 2025 compared to $1.7 million, or 0.23%, of loans at year-end 2024.

Other Assets

Net premises and equipment decreased $492 thousand to $13.6 million at year-end 2025 with $426 thousand in capitalized purchases and $886 thousand in depreciation expense. Total bank-owned life insurance increased from $28 million at year-end 2024 to $31 million at year-end 2025, including a $2 million purchase of insurance and increasing cash surrender values. There was no other real estate owned on December 31, 2025 or 2024. The Company recognized a net deferred tax asset of $2.3 million on December 31, 2025, and 2024, respectively.

Deposits

The Company's deposits are obtained primarily from individuals and businesses located in its market area. For deposits, the Company must compete with products offered by other financial institutions, as well as alternative investment options. Market rates on deposits and cash management products decreased during the year.

	December 31		Change from 2024	
(Dollars in thousands)	2025	2024	Amount	%
Noninterest-bearing demand	$ 288,947	$ 281,358	$ 7,589	3 %
Interest-bearing demand	259,866	218,866	41,000	19
Traditional savings	166,951	161,354	5,597	3
Money market savings	149,245	140,056	9,189	7
Time deposits in excess of $250,000	82,551	80,384	2,167	3
Other time deposits	180,355	162,869	17,486	11
Total deposits	$ 1,127,915	$ 1,044,887	$ 83,028	8 %

Other Funding Sources

The Company obtains additional funds through securities sold under repurchase agreements, overnight borrowings from the FHLB or other financial institutions, and advances from the FHLB. Short-term borrowings, consisting of securities sold under repurchase agreements, increased $5.8 million. Other borrowings, consisting of FHLB advances, decreased $349 thousand as the result of principal repayments. The majority of FHLB borrowings on December 31, 2025, have long term maturities with monthly amortizing payments.

CAPITAL RESOURCES

Total shareholders' equity was $126.3 million at December 31, 2025, compared to $114.8 million on December 31, 2024. This increase was primarily due to net income of $13.4 million and a $3.4 million decrease in the accumulated other comprehensive loss recognized on the available-for-sale securities portfolio, resulting from investment payment and maturities as well as decreasing interest rates. During 2025, the Company paid $4.3 million in dividends, and repurchased $999 thousand of common shares. The Board of Directors approved a Stock Repurchase Program on February 26, 2021, allowing the repurchase of up to 5% of the Company's then-outstanding common shares. Repurchased shares are to be held as treasury stock and are available for general corporate purposes. On December 31, 2025, approximately 22 thousand shares could still be repurchased under the current authorized program. Shares repurchased during 2025 totaled 23,074 shares for $999 thousand and shares purchased in 2024 totaled 19,849 shares for $762 thousand.

Effective January 1, 2015, the Federal Reserve adopted final rules implementing Basel III and regulatory capital changes required by the Dodd-Frank Act. The rules apply to both the Company and the Bank. The rules established minimum risk-based and leverage capital requirements for all banking organizations. The rules include: (a) a common equity tier 1 capital ratio of at least 4.5%, (b) a tier 1 capital ratio of at least 6.0%, (c) a minimum total capital ratio of at least 8.0%, and (d) a minimum leverage ratio of 4%. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets primarily based on the relative credit risk of the counterparty. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The rules also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the Company does not hold a capital conservation buffer of greater than 2.5% composed of common equity tier 1 capital above its minimum risk-based capital requirements. The Company and Bank's actual and required capital amounts are disclosed in Note 12 to the Consolidated Financial Statements.

Dividends paid by the Bank to CSB are the primary source of funds available to the Company for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Company is subject to restrictions by regulatory authorities, which generally limit dividends to current year net income and the prior two (2) year's net retained earnings, as defined by regulation. In addition, dividend payments generally cannot reduce regulatory capital levels below the minimum regulatory guidelines discussed above.

2025 Financial Review

LIQUIDITY

(Dollars in thousands)	December 31 2025	2024	Change from 2024
Cash and cash equivalents	$ 99,310	$ 73,509	$ 25,801
Unused lines of credit	144,813	126,334	18,479
Unpledged AFS securities at fair market value	126,666	123,155	3,511
	$ 370,789	$ 322,998	$ 47,791
Net deposits and short-term liabilities	$ 1,153,980	$ 1,068,413	$ 85,567
Liquidity ratio	32.1 %	30.2 %	
Minimum board approved liquidity ratio	20.0 %	20.0 %	

Liquidity refers to the Company's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses, and meet other obligations. Liquidity is monitored by CSB's Asset Liability Committee. The Company was within all Board-approved limits on December 31, 2025, and 2024. Additional sources of liquidity include net income, loan repayments, the availability of borrowings, and adjustments of interest rates to attract deposit accounts.

As summarized in the Consolidated Statements of Cash Flows, the most significant investing activities for the Company in 2025 included net loan originations of $92 million and securities purchases of $52 million, offset by maturities and repayment of securities totaling $71 million. The Company's financing activities included a $83 million increase in deposits, $6 million increase in short-term borrowings, and $4 million decrease in cash dividends paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The most significant market risk the Company is exposed to is interest rate risk. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. None of the Company's financial instruments are held for trading purposes.

The Board of Directors establishes policies and operating limits with respect to interest rate risk. The Company manages interest rate risk regularly through its Asset Liability Committee. The Committee meets periodically to review various asset and liability management information including, but not limited to, the Company's liquidity position, projected sources and uses of funds, interest rate risk position, and economic conditions.

Interest rate risk is monitored primarily through the use of an earnings simulation model. The model is highly dependent on various assumptions, which change regularly as the balance sheet and market interest rates change. The earnings simulation model projects change in net interest income resulting from the effect of changes in interest rates. The analysis is performed quarterly over a twenty-four-month horizon. The analysis includes two (2) balance sheet models, one based on a static balance sheet and one on a dynamic balance sheet with projected growth in assets and liabilities. This analysis is performed by estimating the expected cash flows of the Company's financial instruments using interest rates in effect at year-end 2025 and 2024. Interest rate risk policy limits are tested by measuring the anticipated change in net interest income over a two-year period. The tests assume quarterly ramped increases and decreases in market interest rates over twenty-four month horizons, as compared to a stable rate environment or base model. The following table reflects the change to net interest income using a dynamic balance sheet for the first twelve-month periods of the twenty-four month horizon.

Net Interest Income at Risk

	Change In Interest Rates (Basis Points)	Net Interest Income	Dollar Change	Percentage Change	Board Policy Limits
December 31, 2025					
(Dollars in thousands)	+ 400	$ 49,820	$ 1,601	3.3 %	± 25%
	+ 300	49,417	1,198	2.5	± 15
	+ 200	49,012	793	1.6	± 10
	+ 100	48,602	383	0.8	± 5
	0	48,219	—	—	
	− 100	47,598	(621)	(1.3)	± 5
	− 200	46,983	(1,236)	(2.6)	± 10
	− 300	46,252	(1,967)	(4.1)	± 15
	− 400	45,678	(2,541)	(5.3)	± 25
December 31, 2024					
	+ 400	$ 42,231	$ 1,333	3.3 %	± 25%
	+ 300	41,902	1,004	2.5	± 15
	+ 200	41,571	673	1.6	± 10
	+ 100	41,237	339	0.8	± 5
	0	40,898	—	—	
	− 100	40,432	(466)	(1.1)	± 5
	− 200	40,089	(809)	(2.0)	± 10
	− 300	39,553	(1,345)	(3.3)	± 15
	− 400	38,988	(1,910)	(4.7)	± 25

Management reviews Net Interest Income at Risk with the Board on a periodic basis. Additional earnings simulations are run to test an immediate interest rate shock over a twenty-four month period. The Company was within all Board-approved limits at December 31, 2025 and 2024 for the first twelve-month periods of the twenty-four month horizon.

Economic Value of Equity at Risk

	Change In Interest Rates (Basis Points)	Percentage Change	Board Policy Limits
December 31, 2025			
	+ 400	(6.1) %	± 35%
	+ 300	(3.8)	± 30
	+ 200	(1.9)	± 20
	+ 100	(0.8)	± 15
	− 100	(1.0)	± 15
	− 200	(4.0)	± 20
	− 300	(9.2)	± 30
	− 400	(19.0)	± 35
December 31, 2024			
	+ 400	(5.4) %	± 35%
	+ 300	(3.6)	± 30
	+ 200	(2.0)	± 20
	+ 100	(0.7)	± 15
	− 100	(0.8)	± 15
	− 200	(2.8)	± 20
	− 300	(7.6)	± 30
	− 400	(15.9)	± 35

The economic value of equity is calculated by subjecting the period-end balance sheet to changes in interest rates and measuring the impact of the changes on the values of the assets and liabilities. Hypothetical changes in interest rates are then applied to the financial instruments. The cash flows and fair values are again estimated using these hypothetical rates. For the net interest income estimates, the hypothetical rates are applied to the financial instruments based on the assumed cash flows.

Management periodically measures and reviews the economic value of equity at risk with the Board. As of December 31, 2025, the Company was within all policy limits set by the Board.

Significant Assumptions Related to Market Risk

The market risk analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and reactions of depositors to changes in interest rates and this should not be relied upon as being indicative of actual results. Further, the analysis does not contemplate all actions the Company may undertake in response to changes in interest rates.

U.S. Treasury securities, obligations of U.S. Government corporations and agencies, obligations of states and political subdivisions will generally repay at their stated maturity or if callable, prior to their final maturity date. Mortgage-backed security payments increase when interest rates are low and decrease when interest rates rise. Most of the Company's loans permit the borrower to prepay the principal balance prior to maturity without penalty. The likelihood of prepayment depends on a number of factors: current interest rate and interest rate index (if any) on the loan, the financial ability of the borrower to refinance, the economic benefit to be obtained from refinancing, availability of refinancing at attractive terms, as well as economic conditions in specific geographic areas, which affect the sales and price levels of residential and commercial property. In a changing interest rate environment, prepayments may increase or decrease on fixed and adjustable-rate loans depending on the current relative levels and expectations of future short-term and long-term interest rates. Prepayments on adjustable-rate loans generally increase when long-term interest rates fall or are at historically low levels relative to short-term interest rates, thus making fixed rate loans more desirable. While savings and checking deposits generally may be withdrawn upon the customer's request without prior notice, a continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, leading to a dependable and uninterrupted source of funds. Time deposits generally have early withdrawal penalties, which discourage customer withdrawal prior to maturity. Short-term borrowings have fixed maturities. Certain advances from the FHLB carry prepayment penalties and are expected to be repaid in accordance with their contractual terms.

FAIR VALUE MEASUREMENTS

The Company discloses the estimated fair value of its financial instruments on December 31, 2025, and 2024 in Note 15 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes the Company's loan commitments, including letters of credit, as of December 31, 2025:

(Dollars in thousands)	Amount of Commitment to Expire Per Period				
Type of Commitment	Total Amount	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 Years
Commercial lines of credit	$ 130,321	$ 118,630	$ 7,649	$ 4,042	$ —
Commercial real estate	23,621	8,808	7,409	7,404	—
Home equity line of credit	88,513	6,751	12,371	12,183	57,208
Construction	32,819	32,819		—	—
Consumer lines of credit	643	643	—	—	—
Credit card lines	8,277	8,277	—	—	—
Overdraft privilege	7,133	7,133	—	—	—
Letters of credit	2,257	2,231	11	15	—
Total commitments	$ 293,584	$ 185,292	$ 27,440	$ 23,644	$ 57,208

All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since the Company requires each letter of credit be supported by a loan agreement. The commercial and consumer lines represent both unsecured and secured obligations. The home equity lines are secured by mortgages on residential property. It is anticipated that a significant portion of these lines will expire without being drawn upon.

The following table summarizes the Company's other contractual obligations, exclusive of interest, as of December 31, 2025:

(Dollars in thousands)	Payment Due by Period				
Contractual Obligations	Total Amount	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 Years
Total time deposits	$ 262,906	$ 236,830	$ 25,276	$ 800	$ —
Short-term borrowings	31,517	31,517	—	—	—
Other borrowings	917	262	339	183	133
Operating leases	265	115	117	33	—
Total obligations	$ 295,605	$ 268,724	$ 25,732	$ 1,016	$ 133

The other borrowings noted in the preceding table represent borrowings from the FHLB. The notes require payment of interest on a monthly basis with principal due in monthly installments. The obligations bear stated fixed interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, the Company evaluates the liquidity and interest rate circumstances at that time to determine whether to pay off or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, the Company's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for the Company's deposit product offerings.

CRITICAL ACCOUNTING POLICIES

The Company's Consolidated Financial Statements are prepared in accordance with U.S. Generally Accepted Accounting Principles and follow general practices within the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments affecting the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by the Company are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the other disclosures presented in the Notes to Consolidated Financial Statements and the 2025 Financial Review, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the allowance for credit losses and goodwill as the accounting areas requiring the most subjective and complex estimates, assumptions, and judgments, and as such, could be the most subject to revision as new information becomes available.

As previously noted in the section entitled Allowance for Credit Losses, management performs an analysis to assess the adequacy of its allowance for credit losses using the current expected credit loss (CECL) model. This analysis encompasses a variety of factors including: the potential loss exposure for individually reviewed loans, the historical loss experience, changes in delinquent and classified loans, any significant changes in lending or loan review staff, an evaluation of current and future economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns. Potential future earnings volatility is driven by CECL's life of credit loss and economic forecasts of unemployment, recession and future credit loss within the portfolio. Under stress testing performed by the Bank in 2025, the unemployment forecast models as the largest driver of credit loss provision volatility. When sustained unemployment is significantly increased to 8% over a two-year period, an additional provision of approximately $1 million would be required under current model assumptions. While the weighted average life of the loan portfolio remains five years, at December 31, 2025, stressing the commercial real estate, lessors of buildings and residential mortgage portfolios' weighted average lives by 10%, or an increase of 4 months, resulted in a minimal increase of $61 thousand to the allowance for credit losses.

The Company accounts for business combinations using the acquisition method of accounting. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized using accelerated methods over their estimated weighted-average useful lives, approximating ten years.

2025 Financial Review

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related data presented herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles, requiring measurement of financial position, and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Most assets and liabilities of the Company are monetary in nature. Therefore, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of goods and services. The liquidity, maturity structure, and quality of the Company's assets and liabilities are critical to maintenance of acceptable performance levels.

COMMON STOCK AND SHAREHOLDER INFORMATION

Common shares of the Company are not traded on an established market. Shares are traded on the OTC market through broker/ dealers under the symbol "CSBB" and through private transactions. The table below represents the range of high and low prices paid for transactions known to the Company. Management does not have knowledge of prices paid on all transactions. Because of the lack of an established market, these prices may not reflect the prices at which stock would trade in an active market. These quotations reflect interdealer prices, without mark-up, mark-down, or commission and may not represent actual transactions. The table specifies cash dividends declared by the Company to its shareholders during 2025 and 2024. No assurances can be given that future dividends will be declared, or if declared, what the amount of any such dividends will be. Additional information concerning restrictions over the payment of dividends is included in Note 12 of the Consolidated Financial Statements.

Quarterly Common Stock Price and Dividend Data

Quarter Ended	High	Low	Dividends Declared Per Share	Dividends Declared
March 31, 2025	$ 44.49	$ 36.00	$ 0.40	$ 1,056,739
June 30, 2025	45.00	40.02	0.41	1,081,958
September 30, 2025	49.50	43.50	0.41	1,080,153
December 31, 2025	57.00	46.81	0.42	1,103,659
March 31, 2024	$ 40.90	$ 35.46	$ 0.39	$ 1,039,337
June 30, 2024	41.00	37.17	0.39	1,039,227
September 30, 2024	40.00	37.00	0.40	1,063,810
December 31, 2024	39.50	36.02	0.40	1,061,406

As of December 31, 2025, the Company had 1,013 shareholders of record and 2,627,015 outstanding shares of common stock.

Report on Management's Assessment of Internal Control Over Financial Reporting

The management of CSB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the required assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based upon this assessment, management believes that the Company's internal control over financial reporting is effective as of December 31, 2025.

EDDIE STEINER
President,
Chief Executive Officer

PAULA MEILER
Senior Vice President,
Chief Financial Officer

Report of Independent Registered Public Accounting Firm



To the Shareholders and the Board of Directors of CSB Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CSB Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024; the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm



Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Adjustments

Description of the Matter
The Company's loan portfolio totaled $830 million as of December 31, 2025, and the associated ACL was $12.5 million. As discussed in Notes 1 and 3 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on a baseline lifetime loss rate, calculated using a weighted-average remaining maturities method, which is then adjusted for current qualitative conditions and reasonable and supportable forecasts. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgment required to assess the directionality and magnitude of adjustments is highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit
The primary procedures we performed to address these critical audit matters included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the ACL, including the qualitative factor adjustments.

- Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.

- Testing the anchoring calculation that management completes to properly align the magnitude of the adjustments with the Company's historical loss data.

- Evaluating the directional consistency and reasonableness of management's conclusions regarding basis points applied (whether positive or negative) based on the trends identified in the underlying data.

- Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation.

We have served as the Company's auditor since 2005.

A. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 16, 2026

Consolidated Balance Sheets | December 31, 2025 & 2024

(Dollars in thousands, except share data)	2025	2024
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 17,731	$ 21,287
Interest-earning deposits in other banks	81,332	51,870
Federal funds sold	247	352
Total cash and cash equivalents	99,310	73,509
Securities		
Available-for-sale, at fair value	132,217	125,434
Held-to-maturity; fair value of $161,052 in 2025 and $172,603 in 2024 ($0 credit loss allowance for 2025 and 2024)	183,145	204,309
Equity securities	279	266
Restricted stock, at cost	1,645	1,520
Total securities	317,286	331,529
Loans held for sale	213	283
Loans	829,778	737,641
Less allowance for credit losses	12,470	7,595
Net loans	817,308	730,046
Premises and equipment, net	13,577	14,069
Goodwill	4,728	4,728
Bank-owned life insurance	31,168	28,225
Accrued interest receivable and other assets	9,146	9,111
TOTAL ASSETS	**$ 1,292,736**	**$ 1,191,500**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 288,947	$ 281,358
Interest-bearing	838,968	763,529
Total deposits	1,127,915	1,044,887
Short-term borrowings	31,517	25,683
Other borrowings	917	1,266
Allowance for credit losses on off-balance sheet commitments	596	524
Accrued interest payable and other liabilities	5,511	4,305
Total liabilities	1,166,456	1,076,665
SHAREHOLDERS' EQUITY		
Common stock, $6.25 par value. Authorized 9,000,000 shares; issued 2,980,602 shares; and outstanding 2,627,015 shares in 2025 and 2,650,089 in 2024	18,629	18,629
Additional paid-in capital	9,815	9,815
Retained earnings	112,146	103,105
Treasury stock at cost: 353,587 shares in 2025, 330,513 shares in 2024	(9,293)	(8,294)
Accumulated other comprehensive loss	(5,017)	(8,420)
Total shareholders' equity	126,280	114,835
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,292,736**	**$ 1,191,500**

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

Consolidated Statements of Income | Years Ended December 31, 2025 & 2024

(Dollars in thousands, except per share data)	2025	2024
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 46,794	$ 41,539
Taxable securities	7,015	7,315
Nontaxable securities	293	342
Other	2,935	2,405
Total interest and dividend income	57,037	51,601
INTEREST EXPENSE		
Deposits	14,383	14,404
Short-term borrowings	249	315
Other borrowings	21	29
Total interest expense	14,653	14,748
NET INTEREST INCOME	42,384	36,853
CREDIT LOSS EXPENSE		
Provision for credit loss expense - loans	5,303	7,244
Provision (recovery) for credit loss expense - off-balance sheet commitments	72	(213)
Total provision for credit loss expense	5,375	7,031
NET INTEREST INCOME AFTER CREDIT LOSS EXPENSE	37,009	29,822
NONINTEREST INCOME		
Service charges on deposit accounts	1,212	1,156
Trust services	1,146	1,219
Debit card interchange fees	2,207	2,115
Credit card fees	670	643
Gain on sale of loans, net	285	281
Earnings on bank owned life insurance	943	814
Unrealized gain on equity securities	12	8
Other income	820	866
Total noninterest income	7,295	7,102
NONINTEREST EXPENSES		
Salaries and employee benefits	15,859	13,623
Occupancy expense	1,366	1,172
Equipment expense	847	863
Professional and director fees	1,793	1,565
Financial institutions tax	918	864
Marketing and public relations	597	561
Software expense	1,813	1,709
Debit card expense	829	755
FDIC insurance expense	559	538
Other expenses	3,160	2,939
Total noninterest expenses	27,741	24,589
INCOME BEFORE INCOME TAXES	16,563	12,335
Federal income tax provision	3,200	2,323
NET INCOME	**$ 13,363**	**$ 10,012**
Weighted average shares outstanding - basic and diluted	2,637,216	2,661,308
Earnings per share - basic and diluted	$ 5.07	$ 3.76

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income | Years Ended December 31, 2025 & 2024

(Dollars in thousands)	2025	2024
Net income	$ 13,363	$ 10,012
Other comprehensive income		
Unrealized gain on available-for-sale securities arising during the period	4,142	2,166
Amortization of held-to-maturity discount resulting from transfer	165	176
Income tax effect at 21%	(904)	(492)
Other comprehensive income	3,403	1,850
Total comprehensive income	$ 16,766	$ 11,862

Consolidated Statements of Changes in Shareholders' Equity | Years Ended December 31, 2025 & 2024

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
BALANCE AT DECEMBER 31, 2023	$ 18,629	$ 9,815	$ 97,297	$ (7,532)	$ (10,270)	$ 107,939
Net income	—	—	10,012	—	—	10,012
Other comprehensive income	—	—	—	—	1,850	1,850
Purchase of 19,849 treasury shares	—	—	—	(762)	—	(762)
Cash dividends declared, $1.58 per share	—	—	(4,204)	—	—	(4,204)
BALANCE AT DECEMBER 31, 2024	$ 18,629	$ 9,815	$ 103,105	$ (8,294)	$ (8,420)	$ 114,835
Net income	—	—	13,363	—	—	13,363
Other comprehensive income	—	—	—	—	3,403	3,403
Purchase of 23,074 treasury shares	—	—	—	(999)	—	(999)
Cash dividends declared, $1.64 per share	—	—	(4,322)	—	—	(4,322)
BALANCE AT DECEMBER 31, 2025	$ 18,629	$ 9,815	$ 112,146	$ (9,293)	$ (5,017)	$ 126,280

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows | Years Ended December 31, 2025 & 2024

(Dollars in thousands)		2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	13,363	$	10,012
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization of premises, equipment and software		941		941
Deferred income taxes		909		118
Provision for credit loss expense - loans		5,303		7,244
Gain on sale of loans, net		(285)		(281)
Security amortization, net of accretion		527		677
Secondary market loan sale proceeds		9,103		9,023
Originations of secondary market loans held-for-sale		(8,836)		(9,113)
Earnings on bank-owned life insurance		(943)		(814)
Effects of changes in operating assets and liabilities:				
Net deferred loan fees		(69)		(222)
Accrued interest receivable		(275)		(105)
Accrued interest payable		(27)		100
Other assets and liabilities		(215)		(1,915)
Net cash provided by operating activities	$	19,496	$	15,665
CASH FLOWS FROM INVESTING ACTIVITIES				
Securities:				
Proceeds from repayments, available-for-sale	$	49,557	$	31,732
Proceeds from repayments, held-to-maturity		21,042		21,840
Purchases, available-for-sale		(52,439)		(15,290)
Purchase of restricted stock		(286)		—
Redemption of restricted stock		161		15
Loan (originations) and payments, net		(92,496)		(42,271)
Purchases of premises and equipment		(412)		(1,960)
Purchases of software		(14)		(145)
Purchase of bank owned life insurance		(2,000)		(2,000)
Net cash used in investing activities	$	(76,887)	$	(8,079)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	$	83,028	$	17,460
Net change in short-term borrowings		5,834		(10,160)
Repayment of other borrowings		(349)		(488)
Cash dividends paid		(4,322)		(4,204)
Purchase of treasury stock		(999)		(762)
Net cash provided by financing activities	$	83,192	$	1,846
NET INCREASE IN CASH AND CASH EQUIVALENTS		25,801		9,432
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		73,509		64,077
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**99,310**	**$**	**73,509**
SUPPLEMENTAL DISCLOSURES				
Cash paid during the year for:				
Interest	$	14,680	$	14,647
Income taxes		3,450		2,775

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated in 1991 in the State of Ohio and is a registered bank holding company. The Company's wholly owned subsidiaries are The Commercial and Savings Bank of Millersburg, Ohio (the "Bank") and CSB Investment Services, LLC. The Company, through its subsidiaries, operates in the commercial banking industry.

The Bank, an Ohio-chartered bank organized in 1879, provides financial services through its sixteen Banking Centers located in Holmes, Stark, Tuscarawas and Wayne counties and a loan production office in Medina. These communities are the source of a substantial majority of the Bank's deposit, loan, and trust activities. The majority of the Bank's income is derived from commercial and retail lending activities, and investments in securities. Its primary deposit products are checking, savings, and term certificate accounts. Its primary lending products are residential real estate, commercial real estate, commercial, and installment loans. Substantially, all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid with cash flow from business operations. Real estate loans are secured by both residential and commercial real estate.

Significant accounting policies followed by the Company are presented below.

BUSINESS SEGMENTS
The Company's operations have been evaluated for segment reporting and management has determined operations are managed along two operating segments, consisting of banking operations and trust services. The Company derives its banking operations revenue from business and consumer customers through loan and deposit products. However, these components are not separately reviewed and expenses are not segregated from the rest of the Company's operations and therefore are not reportable as segments. The Company's chief operating decision maker is the senior management team, which includes the CEO, President, CFO, Chief Risk Officer, Senior Loan Officer and Senior Operations Officer. While the chief operating decision maker uses financial information related to the banking operations and trust services segments to analyze business performance and allocate resources, the trust services segment does not meet the quantitative threshold under GAAP to be considered a reportable segment. Trust services revenue and net income are less than 3% of total Company revenue. As such, these operating segments are aggregated into a single reportable operating segment in the Consolidated Financial Statements.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
In preparing the Consolidated Financial Statements, in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to change in the near term relate to management's determination of the allowance for credit losses and the fair value of financial instruments.

PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

The Bank has a trust department and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the Consolidated Balance Sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand and amounts due from banks which mature overnight or within ninety days.

DEBT SECURITIES
At the time of purchase all debt securities are evaluated and designated as available-for-sale (AFS) or held-to-maturity (HTM). Securities designated as AFS are carried at fair value with unrealized gains and losses on such securities, net of applicable income taxes, recognized as other comprehensive income or loss. HTM securities are recorded at amortized cost. Securities transferred from AFS to HTM are carried at their fair value on the date of transfer. On December 31, 2025, 58% of the total investment portfolio was classified as HTM. The amortized cost of debt securities is adjusted for the accretion of discounts to maturity and the amortization of premiums to the earlier of a bond's call date or maturity based on the interest method. Such amortization and accretion are included in interest and dividends on securities. Gains and losses on sales of securities are accounted for on a trade date basis, using the specific identification method, and are included in noninterest income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUITY SECURITIES

Equity securities are held at fair value. Holding gains and losses are recorded in noninterest income. Dividends on equity securities are recognized as income when earned.

RESTRICTED STOCK

Investments in FHLB and Federal Reserve Bank stock are classified as restricted stock, carried at cost, and evaluated for impairment. The Bank is required to maintain an investment in common stock of the FHLB and Federal Reserve Bank because the Bank is a member of the FHLB and the Federal Reserve System.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future, until maturity, or pay-off, generally are stated at their outstanding principal amount, adjusted for charge-offs, the allowance for credit losses, and any deferred loan fees or costs on originated loans. Interest is accrued based upon the daily outstanding principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

Interest income is not reported when full repayment is in doubt, typically when the loan is individually evaluated, or payments are past due over 90 days. All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed and charged against interest income. The interest on these loans is accounted for on a cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

At origination, a determination is made whether a loan will be held in the Bank's portfolio or is intended for sale in the secondary market. Mortgage loans held for sale are recorded at the lower of the aggregate cost or fair value. Generally, these loans are held for sale for less than three (3) days. The Bank recognizes gains and losses on sales of the loans held for sale when the sale is completed.

ALLOWANCE FOR CREDIT LOSSES (ACL)

The ACL is a valuation reserve established and maintained by charges against operating income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The ACL is an estimate of expected credit losses, measured over the contractual life of a loan (adjusted for expected prepayment), that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of individual loans that do not share risk characteristics with other loans. The ACL for homogeneous loans is calculated using a life-time loss rate methodology with both a quantitative and a qualitative analysis that is applied on a quarterly basis. The ACL model is comprised of eight distinct portfolio segments: 1) Commercial and Industrial or C&I, 2) Commercial Real Estate, or CRE, 3) Commercial Lessors of Buildings, 4) Construction, 5) Consumer Mortgage, 6) Home Equity Line of Credit or HELOC, 7) Consumer Installment, and 8) Consumer Indirect loans. Each segment has a distinct set of risk characteristics monitored by management.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on the unemployment forecast and management judgment. For periods beyond our two-year reasonable and supportable forecast, we revert to the historical loss rate. The qualitative adjustments for current conditions are based upon changes in lending policies and practices, change in economic conditions, change in nature of the portfolio, experience and ability of lending staff, problem loan trends, quality of the bank's loan review system, value of underlying collateral for collateral dependent loans, the existence of and changes in concentrations, and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve. A similar process is employed to calculate a reserve assigned to the portion of off-balance sheet commitments that we expect to fund, specifically unfunded loan commitments, and any needed reserve is recorded in other liabilities.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial loans greater than $500 thousand that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, and 3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Collateral values are discounted to consider disposal costs when appropriate. A specific reserve or valuation allowance is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Although we believe our process for determining the ACL appropriately considers all the factors that would likely result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual losses are higher than management estimates, additional provision for credit losses could be required and could adversely affect our earnings or financial position in future periods.

The ACL for off-balance sheet commitments is estimated on the likelihood and amount of funding under the same criteria used for loans under the ACL. The ACL for off-balance sheet commitments is recorded in other liabilities in the Consolidated Balance Sheets.

HTM Securities - Any expected credit loss is recorded through the ACL on HTM securities and is deducted from the amortized cost basis on the balance sheet. The majority of HTM securities are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Therefore, there is no credit loss expectation on these securities.

AFS Securities - The AFS securities portfolio is evaluated on a quarterly basis for indicators of credit loss. Management reviews the amount of unrealized loss, the credit rating history, market trends of similar security classes, time remaining to maturity, and the source of principal and interest payments to identify securities which could potentially have a credit loss. For those securities that management intends to sell before the recovery of their amortized cost basis, the difference between fair value and amortized cost is considered to have a credit loss and is recognized in provision for credit loss expense and the amortized cost is written down to the realizable value through a charge-off. For those AFS securities that management does not intend to sell prior to expected recovery of the amortized cost basis, the credit portion is recognized through the ACL on AFS securities, while the noncredit portion is recognized through the accumulated other comprehensive income or loss included in shareholders' equity. Non-credit related impairment is a result of other factors, including changes in interest rates.

OTHER REAL ESTATE OWNED
Other real estate acquired through or in lieu of foreclosure is initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for credit losses. Subsequent valuations are periodically performed, and write-downs are included in noninterest expenses, as well as expenses related to maintenance of the properties. Gains or losses upon sale are recorded through noninterest income. There was no other real estate owned on December 31, 2025 or 2024.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation and amortization are determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using the straight-line method. Leasehold improvements are amortized over the useful life of the asset, or lease term, whichever is shorter. Expenses for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

GOODWILL
Goodwill is not amortized but is tested for impairment at least annually in the fourth quarter or more frequently if indicators of impairment are present. The evaluation for impairment involves comparing the current fair value of the reporting unit to the carrying value, including goodwill. If the current fair value of a reporting unit exceeds the carrying value, no additional testing is required, and an impairment loss is not recorded. The Company uses market capitalization and multiples of tangible book value methods, based on observable bank acquisitions in the state of Ohio, to determine the estimated current fair value of its reporting unit. Based on this analysis no impairment was recorded in 2025 or 2024.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights ("MSRs") represent the right to service loans for third party investors. MSRs are recognized at fair value as a separate asset upon the sale of mortgage loans to a third-party investor with the servicing rights retained by the Company. Originated MSRs are recorded at allocated fair value at the time of the sale of the loans to the third-party investor. MSRs are amortized in proportion to and over the estimated period of net servicing income. MSRs are carried at amortized cost, less a valuation allowance for impairment, if any. MSRs are evaluated on a discounted earnings basis to determine the present value of future earnings of the underlying serviced mortgages. All assumptions are reviewed annually, or more frequently if necessary, and adjusted to reflect current and anticipated market conditions.

BANK-OWNED LIFE INSURANCE

The cash surrender value of bank-owned life insurance policies is included as an asset on the Consolidated Balance Sheets and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statements of Income. In the event of the death of an individual insured under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

REPURCHASE AGREEMENTS

Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities owned by the Bank are pledged to secure those obligations. Repurchase agreements are not deposits and are not covered by federal deposit insurance.

ADVERTISING COSTS

All advertising costs are expensed as incurred. Advertising expenses amounted to $193 thousand, $187 thousand for the years ended 2025 and 2024, respectively.

FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal tax return. Deferred income taxes are recorded on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their respective tax bases. Deferred tax assets are recognized for temporary differences deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences taxable in future years' tax returns.

The Bank, domiciled in Ohio, is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

The Company includes recognized revenue, expenses, gains, and losses in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, net of tax, these items along with net income are components of comprehensive income. The unrealized loss on securities transferred from AFS to HTM at the date of transfer, is amortized over the remaining life of the securities as part of comprehensive income.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions constraining it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PER SHARE DATA

Earnings per share is computed based on the weighted average number of shares of common stock outstanding during each year. The company currently maintains a simple capital structure, thus, there are no dilutive effects on earnings per share.

The weighted average number of common shares outstanding for earnings per share computations was as follows:

(Dollars in thousands, except per share data)	2025	2024
Weighted average common shares issued	2,980,602	2,980,602
Average treasury shares	(343,386)	(319,294)
Total weighted average common shares outstanding basic and diluted	2,637,216	2,661,308
Net income	$ 13,363	$ 10,012
Earnings per share, basic and diluted	5.07	3.76

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2024, the FASB issued **ASU 2024-03,** *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures.* This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This Update is not expected to have a significant impact on the Company's financial statements.

In November 2025, the FASB issued **ASU 2025-08,** *Financial Instruments – Credit Losses (Topic 326),* which amends the guidance in Topic 326 to expand the population of acquired financial assets subject to the gross-up approach to include loans (excluding credit cards) that are acquired without credit deterioration and deemed "seasoned." All non-purchased credit deteriorated loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-purchased credit deteriorated loans (excluding credit cards) are considered to be seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. ASU 2025-08 should be applied prospectively and is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted. This Update is not expected to have an impact on the Company's financial statements.

ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2025

During the year ended December 31, 2025, the Company adopted **ASU 2023-09,** *Improvements to Income Tax Disclosure,* which expands the disclosure requirements for income taxes. The amendment in this update improves financial reporting by requiring disclosure of greater disaggregation of information in the income tax rate reconciliation. The amendment in this update also improves financial reporting by requiring disclosure of income taxes paid by jurisdiction to improve visibility of income taxes paid information. The adoption did not have a material impact on the Company's consolidated financial statements. See Note 8 Income Taxes for more information.

RECLASSIFICATION OF COMPARATIVE AMOUNTS

Certain comparative amounts from the prior years have been reclassified to conform to current year classifications. Such classifications had no effect on net income or shareholders' equity.

Notes to Consolidated Financial Statements

NOTE 2 – SECURITIES

Securities consisted of the following on December 31:

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Allowance for Credit Losses		Fair Value	
2025										
Available-for-sale										
U.S. Treasury securities	$	5,010	$	10	$	−	$	−	$	5,020
U.S. Government agencies		3,000		−		(92)		−		2,908
Mortgage-backed securities of government agencies		103,198		290		(4,579)		−		98,909
Asset-backed securities of government agencies		355		−		(8)		−		347
State and political subdivisions		11,660		−		(433)		−		11,227
Corporate bonds		14,154		7		(355)		−		13,806
Total available-for-sale		137,377		307		(5,467)		−		132,217
Held-to-maturity										
U.S. Treasury securities		5,397		−		(321)		−		5,076
Mortgage-backed securities of government agencies		175,261		32		(21,717)		−		153,576
State and political subdivisions		2,487		−		(87)		−		2,400
Total held-to-maturity		183,145		32		(22,125)		−		161,052
Equity securities		185		94		−		−		279
Restricted stock		1,645		−		−		−		1,645
Total securities	$	**322,352**	$	**433**	$	**(27,592)**	$	**−**	$	**295,193**
2024										
Available-for-sale										
U.S. Treasury securities	$	13,487	$	8	$	(81)	$	−	$	13,414
U.S. Government agencies		6,000		−		(302)		−		5,698
Mortgage-backed securities of government agencies		69,746		30		(7,078)		−		62,698
Asset-backed securities of government agencies		404		−		(6)		−		398
State and political subdivisions		15,051		−		(805)		−		14,246
Corporate bonds		30,048		5		(1,073)		−		28,980
Total available-for-sale		134,736		43		(9,345)		−		125,434
Held-to-maturity										
U.S. Treasury securities		7,854		−		(621)		−		7,233
Mortgage-backed securities of government agencies		193,937		−		(30,862)		−		163,075
State and political subdivisions		2,518		−		(223)		−		2,295
Total held-to-maturity		204,309		−		(31,706)		−		172,603
Equity securities		185		81		−		−		266
Restricted stock		1,520		−		−		−		1,520
Total securities	$	**340,750**	$	**124**	$	**(41,051)**	$	**−**	$	**299,823**

Notes to Consolidated Financial Statements

NOTE 2 – SECURITIES (CONTINUED)

The amortized cost and fair value of debt securities on December 31, 2025, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 6,074	$ 6,085
Due after one through five years	25,213	24,552
Due after five through ten years	14,337	13,107
Due after ten years	91,753	88,473
Total debt securities available-for-sale	**$ 137,377**	**$ 132,217**
Held-to-maturity		
Due in one year or less	$ 2,494	$ 2,451
Due after one through five years	3,924	3,587
Due after five through ten years	1,538	1,510
Due after ten years	175,189	153,504
Total debt securities held-to-maturity	**$ 183,145**	**$ 161,052**

Securities with a carrying value of approximately $134 million was pledged on December 31, 2025, and 2024 respectively, to secure public deposits, as well as other deposits and borrowings as required or permitted by law.

Restricted stock primarily consists of investments in FHLB and Federal Reserve Bank stock. The Bank's investment in FHLB stock amounted to $1.1 million and $1.0 million on December 31, 2025, and 2024. Federal Reserve Bank stock was $471 thousand on December 31, 2025, and 2024.

There were no proceeds from sales of debt securities for the years ended December 31, 2025 and 2024. Unrealized gains recognized on equity securities on the consolidated statements of income were $12 thousand and $8 thousand, respectively for the years ended December 31, 2025 and 2024.

Notes to Consolidated Financial Statements

NOTE 2 – SECURITIES (CONTINUED)

The Bank monitors the credit quality of held-to-maturity debt securities primarily through utilizing their credit rating. The Bank monitors the credit rating on a quarterly basis. There are no nonperforming held-to-maturity securities. As of December 31, 2025 and 2024 no ACL was required for any held-to-maturity security. The majority of the securities are explicitly or implicitly guaranteed by the United States government, and any estimate of expected credit losses would be insignificant to the Bank. The following table summarizes the amortized cost of held-to maturity debt securities at December 31, 2025 and 2024 aggregated by credit quality indicator:

(Dollars in thousands)	U.S. Treasury securities		Mortgage-backed securities of government agencies		State and political subdivisions	
December 31, 2025						
Credit rating:						
AAA / AA / A	$	5,397	$	175,261	$	2,487
BBB / BB / B		—		—		—
Lower than B		—		—		—
Non-rated		—		—		—
Total	$	**5,397**	$	**175,261**	$	**2,487**
December 31, 2024						
Credit rating:						
AAA / AA / A	$	7,854	$	193,937	$	2,518
BBB / BB / B		—		—		—
Lower than B		—		—		—
Non-rated		—		—		—
Total	$	**7,854**	$	**193,937**	$	**2,518**

Notes to Consolidated Financial Statements

NOTE 2 – SECURITIES (CONTINUED)

The following table presents gross unrealized losses, fair value of securities, aggregated by investment category, and length of time individual available-for-sale securities have been in a continuous unrealized loss position, on December 31, 2025 and 2024:

(Dollars in thousands)	Less Than 12 Months		12 Months Or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
2025						
Available-for-sale						
U.S. Government agencies	$ –	$ –	$ (92)	$ 2,908	$ (92)	$ 2,908
Mortgage-backed securities of government agencies	(4)	6,713	(4,575)	38,734	(4,579)	45,447
Asset-backed securities of government agencies	–	–	(8)	347	(8)	347
State and political subdivisions	(2)	1,518	(431)	8,508	(433)	10,026
Corporate bonds	–	–	(355)	12,049	(355)	12,049
Total temporarily impaired available-for-sale securities	**$ (6)**	**$ 8,231**	**$ (5,461)**	**$ 62,546**	**$ (5,467)**	**$ 70,777**
2024						
Available-for-sale						
U.S. Treasury securities	$ –	$ –	$ (81)	$ 8,949	$ (81)	$ 8,949
U.S. Government agencies	–	–	(302)	5,698	(302)	5,698
Mortgage-backed securities of government agencies	(88)	12,944	(6,990)	45,063	(7,078)	58,007
Asset-backed securities of government agencies	–	–	(6)	398	(6)	398
State and political subdivisions	(19)	1,446	(786)	12,800	(805)	14,246
Corporate bonds	–	–	(1,073)	27,473	(1,073)	27,473
Total temporarily impaired available-for-sale securities	**$ (107)**	**$ 14,390**	**$ (9,238)**	**$ 100,381**	**$ (9,345)**	**$ 114,771**

There were 82 available-for-sale securities in an unrealized loss position on December 31, 2025, 76 of which were in a continuous loss position for twelve (12) months or more. Each quarter the Company conducts a comprehensive security-level impairment assessment on the securities portfolio. Management believes the Company will fully recover the cost of these securities. Unrealized losses on the Company's fixed-rate debt securities are a result of interest rate increases. U.S. Treasury securities and investments in securities of U.S. government sponsored agency bonds comprise $107 million of total AFS securities. The remaining $25 million of non-agency debt securities is made up of Corporate Bonds and debt securities of State and Political Subdivisions. For non-agency debt securities, the Company verified the current credit ratings remain above investment grade. Non-rated debt securities total $7 million. Annually, management reviews the credit profile of each non-rated issue and assesses whether any impairment to the contractually obligated cash flow is likely to occur. Based on these reviews, management has concluded the underlying creditworthiness for each security remains sufficient to maintain required payment obligations and, therefore, no allowance for credit losses has been recorded. Management believes the value will recover as the securities approach maturity or market interest rates decline.

Notes to Consolidated Financial Statements

NOTE 3 – LOANS

Loans consisted of the following on December 31:

(Dollars in thousands)	2025	2024
Commercial and industrial	$ 152,657	$ 144,376
Commercial real estate	255,911	190,514
Commercial lessors of buildings	114,010	101,168
Construction	47,982	64,262
Consumer mortgage	193,298	177,578
Home equity line of credit	52,616	44,971
Consumer installment	9,019	9,645
Consumer indirect	4,366	5,276
Total loans	829,859	737,790
Allowance for credit losses	(12,470)	(7,595)
Deferred loan fees, net	(81)	(149)
Net Loans	**$ 817,308**	**$ 730,046**

Loan Origination/Risk Management

The Company has certain lending policies and procedures in place designed to maximize loan income within an acceptable level of risk. Management reviews and the Board of Directors approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand their business. Underwriting standards are designed to promote relationship banking rather than transactional banking. The Company's management examines current and occasionally projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. However, the cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single industry. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria.

With respect to loans to developers and builders secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction and land development loans are underwritten utilizing independent appraisal reviews, lease rates, and financial analysis of developers and property owners. Construction and land development loans are generally based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction and land development loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property, or permanent financing from the Company. These loans are closely monitored by on-site inspections and are considered to have higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

The Company originates consumer loans utilizing a judgmental underwriting process. Policies and procedures are developed and modified, as needed, by management to monitor and manage consumer loan risk. This activity, coupled with relatively small loan amounts spread across many individual borrowers, minimizes risk.

NOTE 3 – LOANS (CONTINUED)

The Company engages an independent loan review vendor that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Audit Committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Concentrations of Credit

Nearly all the Company's lending activity occurs within the State of Ohio, including the five counties of Holmes, Medina, Stark, Tuscarawas, and Wayne, as well as surrounding counties. The majority of the Company's loan portfolio consists of commercial and industrial and commercial real estate loans. These loans are generally secured by real property and equipment, with repayment expected from operational cash flow. Credit evaluation is based on a review of cash flow coverage of principal and interest payments, and the adequacy of the collateral received.

The top ten collateral exposures in commercial real estate and commercial lessors of buildings at December 31, 2025 are as follows: Industrial, manufacturing and production $81 million; healthcare facilities $39 million; warehouses $37 million; residential investment property $34 million; animal feed production $25 million; hotels $19 million; auto and trucking repair $19 million; retail strip centers $18 million; retail stores $17 million; and office buildings $13 million. The Company has less than 2% of total loans outstanding to loans secured by commercial office space.

Allowance for Credit Losses

The following table details activity in the allowance for credit losses ("ACL") by portfolio segment for the years ended December 31, 2025, and 2024. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

During 2025, the increase in the provision for credit loss expense for commercial and industrial loans was primarily related to one loan relationship which had a $4 million valuation allowance established during fourth quarter 2025. This commercial credit remains a performing asset and is collateral dependent through its continued operation. The increase in provision for commercial real estate and commercial lessors of buildings loan categories is primarily due to the increase in loan volume. The increase in the historical loss rate also contributed to the increased provision for commercial real estate loans. The provision amounts in the remaining categories primarily relate to changes in loan volume.

During 2024, the increase in the provision for credit loss expense for commercial and industrial and commercial real estate loans was primarily related to one loan relationship which is in process of court liquidation. This relationship has been charged down by $6.2 million which resulted in an increase in the historical loss rates applied to the loans in each of these categories. The decrease in the provision for consumer mortgages and home equity loans was primarily due to the stable economy and collateral values, with very few historical losses in these categories. The increase in the provision for consumer installment and consumer indirect loans is due to the increase in historical losses in this portfolio.

Notes to Consolidated Financial Statements

Summary of Allowance for Credit Losses on Loans

The following table details activity in the allowance for credit losses on loans during the year ended December 31:

(Dollars in thousands)	Beginning ACL Balance	Charge-offs	Recoveries	Provision for Credit Losses (Recovery)	Ending ACL Balance
December 31, 2025					
Commercial and industrial	$ 2,919	$ (82)	$ 25	$ 4,024	$ 6,886
Commercial real estate	1,681	(303)	1	1,015	2,394
Commercial lessors of buildings	1,141	–	–	173	1,314
Construction	502	–	–	22	524
Consumer mortgage	812	–	2	24	838
Home equity line of credit	205	–	–	22	227
Consumer installment	92	(71)	12	51	84
Consumer indirect	243	(17)	5	(28)	203
Total	$ 7,595	$ (473)	$ 45	$ 5,303	$ 12,470
December 31, 2024					
Commercial and industrial	$ 1,737	$ (5,671)	$ 74	$ 6,779	$ 2,919
Commercial real estate	1,637	(598)	1	641	1,681
Commercial lessors of buildings	1,200	–	–	(59)	1,141
Construction	333	–	–	169	502
Consumer mortgage	1,107	–	10	(305)	812
Home equity line of credit	288	–	–	(83)	205
Consumer installment	76	(65)	17	64	92
Consumer indirect	229	(60)	36	38	243
Total	$ 6,607	$ (6,394)	$ 138	$ 7,244	$ 7,595

Notes to Consolidated Financial Statements

NOTE 3 – LOANS (CONTINUED)

Age Analysis of Past-Due Loans Receivable and Nonperforming Loans

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past-due status.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Total Past Due	Total Loans
December 31, 2025						
Commercial and industrial	$ 152,589	$ 48	$ 20	$ —	$ 68	$ 152,657
Commercial real estate	255,835	76	—	—	76	255,911
Commercial lessors of buildings	114,010	—	—	—	—	114,010
Construction	47,962	20	—	—	20	47,982
Consumer mortgage	192,673	223	402	—	625	193,298
Home equity line of credit	52,221	320	75	—	395	52,616
Consumer installment	9,002	17	—	—	17	9,019
Consumer indirect	4,318	14	34	—	48	4,366
Total Loans	$ 828,610	$ 718	$ 531	$ —	$ 1,249	$ 829,859
December 31, 2024						
Commercial and industrial	$ 144,274	$ 46	$ 56	$ —	$ 102	$ 144,376
Commercial real estate	190,514	—	—	—	—	190,514
Commercial lessors of buildings	101,168	—	—	—	—	101,168
Construction	64,262	—	—	—	—	64,262
Consumer mortgage	176,403	633	56	486	1,175	177,578
Home equity line of credit	44,595	376	—	—	376	44,971
Consumer installment	9,637	5	3	—	8	9,645
Consumer indirect	5,238	27	11	—	38	5,276
Total Loans	$ 736,091	$ 1,087	$ 126	$ 486	$ 1,699	$ 737,790

Notes to Consolidated Financial Statements

NOTE 3 – LOANS (CONTINUED)

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31:

(Dollars in thousands)	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
December 31, 2025					
Commercial and industrial	$ –	$ 9	$ 9	$ –	$ 9
Commercial real estate	–	161	161	–	161
Commercial lessors of buildings	–	–	–	–	–
Construction	–	–	–	–	–
Consumer mortgage	–	336	336	–	336
Home equity line of credit	–	64	64	–	64
Consumer installment	–	32	32	–	32
Consumer indirect	–	50	50	–	50
Total Loans	$ –	$ 652	$ 652	$ –	$ 652
December 31, 2024					
Commercial and industrial	$ 413	$ 36	$ 449	$ –	$ 449
Commercial real estate	497	4	501	–	501
Commercial lessors of buildings	–	3	3	–	3
Construction	–	–	–	–	–
Consumer mortgage	–	80	80	486	566
Home equity line of credit	–	71	71	–	71
Consumer installment	–	48	48	–	48
Consumer indirect	–	67	67	–	67
Total Loans	$ 910	$ 309	$ 1,219	$ 486	$ 1,705

Interest income recognized on nonaccrual loans as of December 31, 2025 was $2 thousand on commercial real estate loans, $29 thousand on consumer mortgage loans, $24 thousand on commercial & industrial loans, and $4 thousand on installment loans. Several consumer mortgage loans on nonaccrual are at an amortized cost basis of $0 and all payments are being recognized as interest income when received.

Collateral-Dependent Financial Assets

When loan repayment is expected to be provided substantially through the operation or sale of collateral and the borrower is experiencing financial difficulty, expected credit losses are based on the fair value of the collateral. The class of loan represents the primary collateral type associated with the loan. The following table presents the amortized cost basis of collateral dependent loans by class of loan:

(Dollars in thousands)	Type of Collateral	
	Real Estate	Blanket Liens
December 31, 2025		
Commercial and industrial	4,411 [1]	7,078
Commercial real estate	20,446 [2]	–
Total collateral dependent loans	$ 24,857	$ 7,078
December 31, 2024		
Commercial and industrial	–	413
Commercial real estate	501	–
Total collateral dependent loans	$ 501	$ 413

[1] Balances include $3.5 million USDA guarantee.
[2] Balances include $16.4 million USDA guarantee.

Notes to Consolidated Financial Statements

NOTE 3 – LOANS (CONTINUED)

Credit Quality Indicators

The Company categorizes commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial and commercial real estate loans individually by classifying the loans as to credit risk. This analysis includes commercial loans with an outstanding exposure balance greater than $500 thousand. This analysis is performed on an annual basis.

The Company uses the following definitions for risk ratings:

Pass. Loans classified as pass (Cash Secured, Exceptional, Acceptable, Monitor or Pass Watch) may exhibit a wide array of characteristics but at a minimum represent an acceptable risk to the Bank. Borrowers in this rating may have leveraged but acceptable balance sheet positions, satisfactory asset quality, stable to favorable sales and earnings trends, acceptable liquidity, and adequate cash flow. Loans are considered fully collectable and require an average amount of administration. While generally adhering to credit policy, these loans may exhibit occasional exceptions that do not result in undue risk to the Bank. Borrowers are generally capable of absorbing setbacks, financial and otherwise, without the threat of failure.

Special Mention. Loans classified as special mention have a material weakness deserving of management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses jeopardizing the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, values, highly questionable, and improbable.

NOTE 3 – LOANS (CONTINUED)

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Based on the most recent analysis performed, the following tables present the recorded investment in non-homogeneous loans by internal risk rating system:

| (Dollars in thousands) | Term Loans Amortized Costs Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term | Total |
	2025	2024	2023	2022	2021	Prior			
December 31, 2025									
Commercial and industrial:									
Pass	$ 21,139	$ 18,113	$ 15,011	$ 9,206	$ 4,524	$ 5,519	$ 51,362	$ —	$ 124,874
Special mention	—	—	44	52	42	—	107	—	245
Substandard	957	—	10,560[1]	4,363	306	904	10,448	—	27,538
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,096	$ 18,113	$ 25,615	$ 13,621	$ 4,872	$ 6,423	$ 61,917	$ —	$ 152,657
YTD gross charge-offs	$ —	$ —	$ 55	$ —	$ —	$ —	$ 27	$ —	$ 82
Commercial real estate:									
Pass	$ 41,371	$ 28,413	$ 30,621	$ 35,659	$ 40,055	$ 31,846	$ 1,471	$ —	$ 209,436
Special Mention	—	—	—	671	2,702	11,133	—	—	14,506
Substandard	128	333	20,954[2]	453	1,587	8,514	—	—	31,969
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 41,499	$ 28,746	$ 51,575	$ 36,783	$ 44,344	$ 51,493	$ 1,471	$ —	$ 255,911
YTD gross charge-offs	$ —	$ —	$ 303	$ —	$ —	$ —	$ —	$ —	$ 303
Commercial lessors of buildings:									
Pass	$ 22,800	$ 19,788	$ 21,547	$ 19,952	$ 14,219	$ 14,101	$ 438	$ —	$ 112,845
Special Mention	—	—	—	—	172	—	—	—	172
Substandard	—	—	—	—	—	955	38	—	993
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,800	$ 19,788	$ 21,547	$ 19,952	$ 14,391	$ 15,056	$ 476	$ —	$ 114,010
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Construction:									
Pass	$ 13,734	$ 10,226	$ 2,368	$ 7,471	$ 684	$ 1,182	$ 2,049	$ —	$ 37,714
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	68	—	—	68
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 13,734	$ 10,226	$ 2,368	$ 7,471	$ 684	$ 1,250	$ 2,049	$ —	$ 37,782
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 99,044	$ 76,540	$ 69,547	$ 72,288	$ 59,482	$ 52,648	$ 55,320	$ —	$ 484,869
Special Mention	—	—	44	723	2,916	11,133	107	—	14,923
Substandard	1,085	333	31,514[1,2]	4,816	1,893	10,441	10,486	—	60,568
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 100,129	$ 76,873	$ 101,105	$ 77,827	$ 64,291	$ 74,222	$ 65,913	$ —	$ 560,360
YTD gross charge-offs	$ —	$ —	$ 358	$ —	$ —	$ —	$ 27	$ —	$ 385

[1]Balances include $3.5 million USDA guarantee.
[2]Balances include $16.4 million USDA guarantee.

NOTE 3 – LOANS (CONTINUED)

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
December 31, 2024									
Commercial and industrial:									
Pass	$ 20,361	$ 20,376	$ 14,446	$ 7,291	$ 2,920	$ 6,576	$ 44,566	$ —	$ 116,536
Special mention	—	869	2,227	812	161	—	1,987	—	6,056
Substandard	—	8,479[1]	4,170	650	109	1,107	7,269	—	21,784
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 20,361	$ 29,724	$ 20,843	$ 8,753	$ 3,190	$ 7,683	$ 53,822	$ —	$ 144,376
YTD gross charge-offs	$ —	$ 1,393	$ —	$ 10	$ —	$ —	$ 4,268	$ —	$ 5,671
Commercial real estate:									
Pass	$ 15,216	$ 25,238	$ 39,541	$ 41,742	$ 13,049	$ 25,258	$ 154	$ —	$ 160,198
Special Mention	—	—	1,245	5,216	2,013	9,701	—	—	18,175
Substandard	345	1,252	196	2,211	6	8,131	—	—	12,141
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 15,561	$ 26,490	$ 40,982	$ 49,169	$ 15,068	$ 43,090	$ 154	$ —	$ 190,514
YTD gross charge-offs	$ —	$ 598	$ —	$ —	$ —	$ —	$ —	$ —	$ 598
Commercial lessors of buildings:									
Pass	$ 22,287	$ 23,003	$ 21,576	$ 15,206	$ 3,043	$ 13,792	$ 384	$ —	$ 99,291
Special Mention	—	—	—	180	—	—	—	—	180
Substandard	—	—	557	94	949	59	38	—	1,697
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,287	$ 23,003	$ 22,133	$ 15,480	$ 3,992	$ 13,851	$ 422	$ —	$ 101,168
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Construction:									
Pass	$ 12,420	$ 9,588	$ 8,084	$ 818	$ 845	$ 431	$ 2,239	$ —	$ 34,425
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	20,500[2]	—	—	—	74	—	—	20,574
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 12,420	$ 30,088	$ 8,084	$ 818	$ 845	$ 505	$ 2,239	$ —	$ 54,999
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 70,284	$ 78,205	$ 83,647	$ 65,057	$ 19,857	$ 46,057	$ 47,343	$ —	$ 410,450
Special Mention	—	869	3,472	6,208	2,174	9,701	1,987	—	24,411
Substandard	345	30,231[1,2]	4,923	2,955	1,064	9,371	7,307	—	56,196
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 70,629	$ 109,305	$ 92,042	$ 74,220	$ 23,095	$ 65,129	$ 56,637	$ —	$ 491,057
YTD gross charge-offs	$ —	$ 1,991	$ —	$ 10	$ —	$ —	$ 4,268	$ —	$ 6,269

[1] Balances include $1.9 million USDA guarantee.
[2] Balances include $16.4 million USDA guarantee.

NOTE 3 – LOANS (CONTINUED)

The Company monitors the credit risk profile by payment activity for the loan classes listed below. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. The following table presents the amortized cost in residential consumer loans based on payment activity:

| (Dollars in thousands) | Term Loans Amortized Costs Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term | Total |
	2025	2024	2023	2022	2021	Prior			
December 31, 2025									
Consumer mortgage:									
Performing	$ 23,328	$ 30,593	$ 25,839	$ 29,546	$ 29,711	$ 53,945	$ —	$ —	$ 192,962
Nonperforming	—	—	190	—	—	146	—	—	336
Total	$ 23,328	$ 30,593	$ 26,029	$ 29,546	$ 29,711	$ 54,091	$ —	$ —	$ 193,298
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer Construction:									
Performing	$ 8,782	$ 716	$ 72	$ 464	$ 114	$ 52	$ —	$ —	$ 10,200
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 8,782	$ 716	$ 72	$ 464	$ 114	$ 52	$ —	$ —	$ 10,200
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity line of credit:									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 52,201	$ 351	$ 52,552
Nonperforming	—	—	—	—	—	—	64	—	64
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 52,265	$ 351	$ 52,616
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Performing	$ 4,215	$ 1,837	$ 1,728	$ 735	$ 269	$ 147	$ 56	$ —	$ 8,987
Nonperforming	—	—	3	2	—	27	—	—	32
Total	$ 4,215	$ 1,837	$ 1,731	$ 737	$ 269	$ 174	$ 56	$ —	$ 9,019
YTD gross charge-offs	$ 17	$ 21	$ 14	$ 4	$ 2	$ 13	$ —	$ —	$ 71
Consumer indirect:									
Performing	$ 392	$ 516	$ 466	$ 708	$ 422	$ 1,812	$ —	$ —	$ 4,316
Nonperforming	—	—	12	—	—	38	—	—	50
Total	$ 392	$ 516	$ 478	$ 708	$ 422	$ 1,850	$ —	$ —	$ 4,366
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 17	$ —	$ —	$ 17
Total									
Performing	$ 36,717	$ 33,662	$ 28,105	$ 31,453	$ 30,516	$ 55,956	$ 52,257	$ 351	$ 269,017
Nonperforming	—	—	205	2	—	211	64	—	482
Total	$ 36,717	$ 33,662	$ 28,310	$ 31,455	$ 30,516	$ 56,167	$ 52,321	$ 351	$ 269,499
Total YTD gross charge-offs	$ 17	$ 21	$ 14	$ 4	$ 2	$ 30	$ —	$ —	$ 88

NOTE 3 – LOANS (CONTINUED)

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
December 31, 2024									
Consumer mortgage:									
Performing	$ 21,807	$ 28,296	$ 31,939	$ 32,540	$ 28,571	$ 33,859	$ —	$ —	$ 177,012
Nonperforming	—	—	359	76	51	80	—	—	566
Total	$ 21,807	$ 28,296	$ 32,298	$ 32,616	$ 28,622	$ 33,939	$ —	$ —	$ 177,578
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer Construction:									
Performing	$ 7,511	$ 657	$ 810	$ 159	$ 86	$ 40	$ —	$ —	$ 9,263
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 7,511	$ 657	$ 810	$ 159	$ 86	$ 40	$ —	$ —	$ 9,263
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity line of credit:									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 44,865	$ 35	$ 44,900
Nonperforming	—	—	—	—	—	—	71	—	71
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 44,936	$ 35	$ 44,971
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Performing	$ 3,660	$ 3,427	$ 1,630	$ 443	$ 209	$ 165	$ 63	$ —	$ 9,597
Nonperforming	—	6	3	3	—	36	—	—	48
Total	$ 3,660	$ 3,433	$ 1,633	$ 446	$ 209	$ 201	$ 63	$ —	$ 9,645
YTD gross charge-offs	$ 3	$ 23	$ 20	$ 5	$ 4	$ 10	$ —	$ —	$ 65
Consumer indirect:									
Performing	$ 766	$ 611	$ 923	$ 499	$ 484	$ 1,926	$ —	$ —	$ 5,209
Nonperforming	—	18	—	—	—	49	—	—	67
Total	$ 766	$ 629	$ 923	$ 499	$ 484	$ 1,975	$ —	$ —	$ 5,276
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 60	$ —	$ —	$ 60
Total									
Performing	$ 33,744	$ 32,991	$ 35,302	$ 33,641	$ 29,350	$ 35,990	$ 44,928	$ 35	$ 245,981
Nonperforming	—	24	362	79	51	165	71	—	752
Total	$ 33,744	$ 33,015	$ 35,664	$ 33,720	$ 29,401	$ 36,155	$ 44,999	$ 35	$ 246,733
Total YTD gross charge-offs	$ 3	$ 23	$ 20	$ 5	$ 4	$ 70	$ —	$ —	$ 125

Consumer mortgages are substantially secured by one to four family owner occupied properties and consumer indirect loans are substantially secured by recreational vehicles. All nonperforming consumer loans are evaluated when placed on nonaccrual status and may be charged down based on the fair value of the collateral less cost to sell, if that value is lower than the outstanding balance.

Notes to Consolidated Financial Statements

NOTE 3 – LOANS (CONTINUED)

Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Bank modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, and other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. In some cases, the Bank may provide multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

There were two modifications of loans to borrowers experiencing financial difficulty completed during the year ended December 31, 2025 and no modifications of loans to borrowers experiencing financial difficulty completed during 2024.

(Dollars in thousands)	Term Extension	
	Amortized Cost Basis at December 31, 2025	% of Total Class of Financing Receivable
Home equity line of credit	$ 322	1%
Total	**$ 322**	

Loan Type	Term Extension Financial Effect
Home equity line of credit	Added a 5 year term extension to each of the loans

Real Estate Loans in Foreclosure

There was no other real estate owned on December 31, 2025, or 2024. There were no mortgage loans in the process of foreclosure on December 31, 2025 and $74 thousand on December 31, 2024. There were no repossessed assets on December 31, 2025, and $14 thousand on December 31, 2024.

Mortgage Servicing Rights

For the years ended December 31, 2025 and 2024, the Company had outstanding MSRs of $625 thousand and $621 thousand, respectively. The capitalized additions of servicing rights are included in net gain on sale of loans on the Consolidated Statements of Income. No valuation allowance was recorded on December 31, 2025 or 2024, as the fair value of the MSRs approximates their carrying value. On December 31, 2025, the Company had $119 million residential mortgage loans sold with servicing retained as compared to $122 million sold with servicing retained on December 31, 2024.

Total loans serviced for others including commercial loans, approximated $132 million and $136 million on December 31, 2025, and 2024, respectively.

The following summarizes mortgage servicing rights capitalized and amortized during each year:

(Dollars in thousands)	2025	2024
Beginning of year	$ 621	$ 600
Capitalized additions	87	88
Amortization	(83)	(67)
Valuation allowance	—	—
End of year	**$ 625**	**$ 621**

Notes to Consolidated Financial Statements

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following on December 31:

(Dollars in thousands)	2025	2024
Land and improvements	$ 2,561	$ 2,561
Buildings and improvements	16,000	15,993
Furniture and equipment	6,995	7,234
Leasehold improvements	340	340
Premises and equipment, cost	25,896	26,128
Accumulated depreciation	(12,319)	(12,059)
Premises and equipment, net	$ **13,577**	$ **14,069**

Depreciation expense amounted to $886 thousand and $879 thousand for the years ended December 31, 2025, and 2024, respectively.

NOTE 5 – LEASES

Operating leases in which the Company is the lessee are recorded as operating lease Right of Use ("ROU") assets and operating lease liabilities, included in other assets and other liabilities, respectively, on the consolidated balance sheets. The Company does not currently have any finance leases. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease.

Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expense in the Consolidated Statements of Income. The leases relate to bank branches with remaining lease terms of generally 2 to 5 years. Certain lease arrangements contain extension options which are typically 2 to 5 years at the then fair market rental rates. If these extension options are considered reasonably certain of exercise, they are included in the lease term.

As of December 31, 2025 and 2024, operating lease ROU assets were $256 thousand and $203 thousand, and lease liabilities were $249 thousand and $196 thousand, respectively. These amounts are included in other assets and other liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2025, and 2024, CSB recognized $129 thousand and $123 thousand in lease expense respectively, which is included in occupancy expense on the Consolidated Statements of Income. Cash paid for ROU leases was $116 thousand and $111 thousand for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes other information related to operating leases:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term – operating leases in years	2.91	1.80
Weighted-average discount rate – operating leases	3.99%	2.69%

The following table presents aggregate lease maturities and obligations:

(Dollars in thousands)	
December 31, 2025	
2026	$ 115
2027	81
2028	36
2029	33
2030	–
2031 and thereafter	–
Total lease payments	265
Less: interest	16
Present value of lease liabilities	$ **249**

Notes to Consolidated Financial Statements

NOTE 6 – INTEREST-BEARING DEPOSITS

Interest-bearing deposits on December 31 were as follows:

(Dollars in thousands)	2025	2024
Demand	$ 259,866	$ 218,866
Savings	316,196	301,410
Time deposits:		
$250,000 and greater	82,551	80,384
Other	180,355	162,869
Total interest-bearing deposits	**$ 838,968**	**$ 763,529**

On December 31, 2025, stated maturities of time deposits were as follows:

(Dollars in thousands)	
2026	$ 236,830
2027	22,535
2028	2,741
2029	363
2030	437
Total	**$ 262,906**

NOTE 7 – BORROWINGS

Short-term borrowings

Short-term borrowings include overnight repurchase agreements, federal funds purchased, and short-term advances through the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows:

(Dollars in thousands)	2025	2024
Balance at year-end	$ 31,517	$ 25,683
Average balance outstanding	24,332	27,266
Maximum month-end balance	31,517	34,750
Weighted-average rate at year-end	0.93%	1.03%
Weighted-average rate during the year	1.02	1.15

Average balances outstanding during the year represent daily average balances; average interest rates represent interest expense divided by the related average balances.

The following table provides additional detail regarding the collateral pledged to secure repurchase agreements accounted for as secured borrowings:

	Remaining Contractual Maturity Overnight and Continuous	
(Dollars in thousands)	December 31, 2025	December 31, 2024
Securities of U.S. Government agencies and mortgage-backed securities of government agencies pledged, fair value	$ 31,574	$ 25,745
Repurchase agreements	31,517	25,683

Notes to Consolidated Financial Statements

NOTE 7 – BORROWINGS (CONTINUED)

Other borrowings

The following table sets forth information concerning other borrowings:

(Dollars in thousands)	Maturity Range From	To	Weighted Average Interest Rate	Stated Interest Rate Range From	To	At December 31, 2025	2024
Fixed-rate amortizing	6/1/2032	6/1/2037	1.98%	1.95%	2.01%	$ 917	$ 1,266

Maturities of other borrowings on December 31, 2025, are summarized as follows for the years ended December 31:

(Dollars in thousands)	Amount	Weighted Average Rate
2026	$ 262	1.98%
2027	195	1.98
2028	144	1.98
2029	106	1.98
2030	77	1.98
2031 and beyond	133	2.00
Total other borrowings	**$ 917**	**1.98%**

Monthly principal and interest payments, as well as 20% principal curtailments on the borrowings' anniversary dates are due on the fixed-rate amortizing borrowings. FHLB borrowings are secured by a blanket collateral agreement on all one-to-four family residential real estate loans. On December 31, 2025, the Company had the capacity to borrow an additional $145 million from the FHLB.

NOTE 8 – INCOME TAX

Income tax expense was as follows:

(Dollars in thousands)	2025	2024
Current	$ 2,291	$ 2,205
Deferred	909	118
Total income tax provision	**$ 3,200**	**$ 2,323**

Effective tax rates were 19.3% and 18.8% for 2025 and 2024 and differ from the federal statutory rate of 21% applied to income before taxes due to the following:

(Dollars in thousands)	2025		2024	
Expected provision using statutory federal income tax rate	$ 3,478	21.0 %	$ 2,590	21.0 %
Effect of:				
Nontaxable securities and loans income	(95)	(0.6)	(112)	(0.9)
Nontaxable bank owned life insurance income	(198)	(1.2)	(171)	(1.4)
Other	15	0.1	16	0.1
Total income tax provision	**$ 3,200**	**19.3 %**	**$ 2,323**	**18.8 %**

Notes to Consolidated Financial Statements

NOTE 8 – INCOME TAX (CONTINUED)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities on December 31 were as follows:

(Dollars in thousands)	2025	2024
Allowance for credit losses	$ 2,716	$ 1,693
Unrealized loss on securities	1,334	2,238
Other	195	177
Deferred tax assets	4,245	4,108
Premises and equipment	(516)	(564)
Federal Home Loan Bank stock dividends	(93)	(93)
Deferred loan fees	(389)	(335)
Prepaid expenses	(228)	(129)
Other	(755)	(727)
Deferred tax liabilities	(1,981)	(1,848)
Net deferred tax asset	**$ 2,264**	**$ 2,260**

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Income. The Company is not subject to any foreign or state income taxes. Federal income taxes of $3.5 million were paid in 2025. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years prior to 2022.

NOTE 9 – EMPLOYEE BENEFITS

The Company sponsors a contributory 401(k) profit-sharing plan (the "Plan") covering substantially all employees who meet certain age and service requirements. The Plan permits investment in the Company's common stock subject to various limitations and provides for discretionary profit sharing and matching contributions. The discretionary profit-sharing contribution is determined annually by the Board of Directors and amounted to 3.00% in 2025 and 2.25% in 2024 of each eligible participant's compensation. The Plan provides for a 100% Company match up to a maximum of 4% of eligible compensation. The Company auto enrolls all eligible new hires into the Plan. Expense under the Plan amounted to approximately $1 million and $520 thousand for 2025 and 2024, respectively. As of December 31, 2025 and 2024 the Company had $520 thousand and $201 thousand accrued for profit sharing and matching contributions respectively.

The Company sponsors a non-qualified deferred compensation plan covering eligible officers. Expense under the plan amounted to $7 thousand in both 2025 and 2024, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments. The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding on December 31:

(Dollars in thousands)	2025	2024
Commitments to extend credit	$ 291,327	$ 285,090
Letters of credit	2,257	3,979

Notes to Consolidated Financial Statements

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Consumer commitments generally have fixed expiration dates and commercial commitments are generally due on demand and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include residential real estate, accounts receivable, recognized inventory, property, plant and equipment, and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company requires collateral supporting these commitments when deemed appropriate.

The Company had $596 thousand allowance for credit losses for unfunded loan commitments as of December 31, 2025, and $524 thousand as of December 31,2024. The increase in the ACL for unfunded loan commitments was primarily due to the increase in balances of unfunded commitments on construction loans as well as commercial and industrial lines of credit as of December 31, 2025.

NOTE 11 – RELATED-PARTY TRANSACTIONS

In the ordinary course of business, loans are made by the Bank to executive officers, directors, their immediate family members, and their related business interests consistent with Federal Reserve Regulation O, SEC Regulation S-X, and GAAP definition of related parties.

The following is an analysis of activity of related-party loans for the years ended December 31:

(Dollars in thousands)	2025	2024
Balance at beginning of year	$ 287	$ 305
New loans and advances	97	7
Repayments, including loans sold	65	25
Balance at end of year	**$ 319**	**$ 287**

Deposits from executive officers, directors, their immediate family members, and their related business interests on December 31, 2025, and 2024 were approximately $21.2 million and $18.4 million.

NOTE 12 – REGULATORY MATTERS

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial performance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines involving quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of Total capital, Tier 1 capital and Common equity tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes as of December 31, 2025 and 2024, the Company and Bank met or exceeded all capital adequacy requirements to which they are subject.

As of December 31, 2025, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" an institution must maintain minimum Total risk-based, Tier 1 risk-based, Common equity Tier 1, and Tier 1 leverage ratios as set forth in the following tables. There are no known conditions or events since that notification that Management believes have changed the Bank's category.

Notes to Consolidated Financial Statements

NOTE 12 – REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Company and Bank as of December 31 are presented in the following tables:

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum Required For Capital Adequacy Purposes Amount	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Amount	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Ratio
2025						
Total capital to risk-weighted assets						
Consolidated	$ 136,902	16.6%	$ 65,943	8.0%	$ 82,429	10.0%
Bank	135,710	16.5	65,914	8.0	82,393	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	126,569	15.4	49,458	6.0	65,943	8.0
Bank	125,377	15.2	49,436	6.0	65,914	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	126,569	15.4	37,093	4.5	53,579	6.5
Bank	125,377	15.2	37,077	4.5	53,555	6.5
Tier 1 leverage ratio						
Consolidated	126,569	9.8	51,460	4.0	64,324	5.0
Bank	125,377	9.8	51,444	4.0	64,305	5.0
2024						
Total capital to risk-weighted assets						
Consolidated	$ 126,646	16.4%	$ 61,891	8.0%	$ 77,364	10.0%
Bank	125,774	16.3	61,855	8.0	77,319	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	118,527	15.3	46,419	6.0	61,891	8.0
Bank	117,655	15.2	46,391	6.0	61,855	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	118,527	15.3	34,814	4.5	50,287	6.5
Bank	117,655	15.2	34,793	4.5	50,257	6.5
Tier 1 leverage ratio						
Consolidated	118,527	9.7	48,644	4.0	60,805	5.0
Bank	117,655	9.7	48,627	4.0	60,783	5.0

The Company's primary source of funds with which to pay dividends, are dividends received from the Bank. The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current year net income and prior two-years' net retained earnings. Also, dividends may not reduce capital levels below the minimum regulatory requirements disclosed in the prior table. Under these provisions, on January 1, 2026, the Bank could dividend $22.4 million to the Company. The Company does not anticipate the financial need to obtain regulatory approval to pay dividends. Federal law prevents the Company from borrowing from the Bank unless loans are secured by specific obligations. Further, such secured loans are limited to an amount not exceeding ten percent of the Bank's common stock and capital surplus.

Notes to Consolidated Financial Statements

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2025, and 2024, and for each of the two years in the period ended December 31, 2025, follows:

(Dollars in thousands)	2025	2024
CONDENSED BALANCE SHEETS		
ASSETS		
Cash deposited with subsidiary bank	$ 775	$ 496
Investment in subsidiary bank	125,087	113,963
Equity securities	279	266
Other assets	209	207
TOTAL ASSETS	**$ 126,350**	**$ 114,932**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	$ 70	$ 97
Total shareholders' equity	126,280	114,835
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 126,350**	**$ 114,932**

(Dollars in thousands)	2025	2024
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME		
Dividends on securities	$ 12	$ 11
Dividends from subsidiary	6,000	5,500
Unrealized gain on equity securities	12	8
Other income	–	4
Total income	6,024	5,523
Operating expenses	479	407
Income before taxes and undistributed equity income of subsidiary	5,545	5,116
Income tax benefit	97	82
Equity earnings in subsidiary, net of dividends	7,721	4,814
NET INCOME	**$ 13,363**	**$ 10,012**
COMPREHENSIVE INCOME	**$ 16,766**	**$ 11,862**

(Dollars in thousands)	2025	2024
CONDENSED STATEMENTS OF CASH FLOWS		
Cash flows from operating activities		
Net income	$ 13,363	$ 10,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity earnings in subsidiary, net of dividends	(7,721)	(4,814)
Unrealized gain on equity securities	(12)	(8)
Change in other assets and liabilities	(30)	1
Net cash provided by operating activities	5,600	5,191
Cash flows from financing activities		
Cash dividends paid	(4,322)	(4,204)
Purchase of treasury stock	(999)	(762)
Net cash used in financing activities	(5,321)	(4,966)
Net increase in cash	279	225
Cash at beginning of year	496	271
Cash at end of year	**$ 775**	**$ 496**

Notes to Consolidated Financial Statements

NOTE 14 – FAIR VALUE MEASUREMENTS

The Company provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets the Company has the ability to access.

Level II: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices observable for the asset or liability; inputs derived principally from or corroborated by observable market data by or other means including certified appraisals. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents the assets reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2025, and December 31, 2024, by level within the fair value hierarchy. No liabilities were carried at fair value. As required by the accounting standards, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Equity securities with readily determinable values and U.S. Treasury Notes are valued at the closing price reported on the active market on which the individual securities are traded. Obligations of U.S. government agencies, mortgage-backed securities, asset-backed securities, obligations of states and political subdivisions and corporate bonds are valued at observable market data for similar assets. Equity securities without readily determinable values are carried at amortized cost, adjusted for impairment and observable price changes.

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:		December 31, 2025		
Securities available-for-sale				
U.S. Treasury securities	$ —	$ 5,020	$ —	$ 5,020
U.S. Government agencies	—	2,908	—	2,908
Mortgage-backed securities of government agencies	14,940	83,969	—	98,909
Asset-backed securities of government agencies	—	347	—	347
State and political subdivisions	—	11,227	—	11,227
Corporate bonds	—	13,806	—	13,806
Total available-for-sale securities	**$ 14,940**	**$ 117,277**	**$ —**	**$ 132,217**
Equity securities	$ 233	$ —	$ —	$ 233
Assets:		December 31, 2024		
Securities available-for-sale				
U.S. Treasury securities	$ —	$ 13,414	$ —	$ 13,414
U.S. Government agencies	—	5,698	—	5,698
Mortgage-backed securities of government agencies	—	62,698	—	62,698
Asset-backed securities of government agencies	—	398	—	398
State and political subdivisions	—	14,246	—	14,246
Corporate bonds	—	28,980	—	28,980
Total available-for-sale securities	**$ —**	**$ 125,434**	**$ —**	**$ 125,434**
Equity securities	$ 221	$ —	$ —	$ 221

Notes to Consolidated Financial Statements

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments carried at amortized cost as of December 31 were as follows:

(Dollars in thousands)	Carrying Value	Level I	Level II	Level III	Total Fair Value
2025					
Financial assets					
Securities held-to-maturity	$ 183,145	$ –	$ 161,052	$ –	$ 161,052
Loans held for sale	213	217	–	–	217
Net loans	817,308	–	–	784,544	784,544
Mortgage servicing rights	625	–	–	625	625
Financial liabilities					
Deposits	$ 1,127,915	$ 865,010	$ –	$ 264,502	$ 1,129,512
Other borrowings	917	–	–	835	835

(Dollars in thousands)	Carrying Value	Level I	Level II	Level III	Total Fair Value
2024					
Financial assets					
Securities held-to-maturity	$ 204,309	$ –	$ 172,603	$ –	$ 172,603
Loans held for sale	283	290	–	–	290
Net loans	730,046	–	–	691,816	691,816
Mortgage servicing rights	621	–	–	621	621
Financial liabilities					
Deposits	$ 1,044,887	$ 801,634	$ –	$ 242,413	$ 1,044,047
Other borrowings	1,266	–	–	1,111	1,111

Other financial instruments carried at amortized cost include cash and cash equivalents, restricted stock, bank-owned life insurance, accrued interest receivable, short-term borrowings, and accrued interest payable, all of which have a level 1 fair value that approximates their carrying value.

Notes to Consolidated Financial Statements

NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss by component net of tax for the years ended December 31, 2025, and 2024:

(Dollars in thousands)	Pretax	Tax Effect	After-Tax
BALANCE AS OF DECEMBER 31, 2023	$ (12,999)	$ 2,729	$ (10,270)
Unrealized holding gain on available-for-sale securities arising during the period	2,166	(455)	1,711
Amortization of held-to-maturity discount resulting from transfer	176	(37)	139
Total other comprehensive income	2,342	(492)	1,850
BALANCE AS OF DECEMBER 31, 2024	$ (10,657)	$ 2,237	$ (8,420)
Unrealized holding gain on available-for-sale securities arising during the period	4,142	(870)	3,272
Amortization of held-to-maturity discount resulting from transfer	165	(34)	131
Total other comprehensive income	4,307	(904)	3,403
BALANCE AS OF DECEMBER 31, 2025	$ (6,350)	$ 1,333	$ (5,017)

NOTE 17 – CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to pending and threatened legal actions. Although, the Company is not able to predict the outcome of such actions, after reviewing pending and threatened actions, management believes that the outcome of any or all such actions will not have a material adverse effect on the results of operations or shareholders' equity of the Company.

The Company has an employment agreement with an officer. Upon the occurrence of certain types of termination of employment, the Company may be required to make specified severance payments if termination occurs within a specified period of time, generally two years from the date of the agreement, or pursuant to certain change in control transactions.

Senior Management



ASHLEY VAUGHN	**BUD STEBBINS**	**ANDREA MILEY**	**EDDIE STEINER**	**PAULA MEILER**	**BRETT GALLION**
Vice President, Senior Operations Officer	Senior Vice President, Senior Loan Officer	Senior Vice President, Chief Risk Officer	Chairman, Chief Executive Officer	Senior Vice President, Chief Financial Officer	President, Chief Operations Officer

Officers

JEFF AGNES
Assistant Vice President,
Network Administrator

STEPHANIE AUMILLER
Assistant Vice President,
Cash Management
Relationship Manager

SARAH BAKER
Vice President,
Director of Wealth Management

PAMELA BASINGER
Vice President,
Financial Officer

RYAN BEAULIEU
Officer,
Banking Center Manager

JOEL BECKLER
Vice President,
Commercial Relationship Manager

TYLER BISHKO
Officer,
Mortgage Loan Originator

JESSE BROWN
Assistant Vice President,
Banking Center Manager

WENDY BROWN
Vice President,
Project Manager

STACY BUCKLEW
Assistant Vice President,
Banking Center Manager

DAWN BUTLER
Vice President,
Banking Center Manager

BEVERLY CARR
Assistant Vice President,
Bank Operations Manager

JODY CLARK
Officer,
Bank Center Manager

SARAH COLUCY
Vice President,
Commercial Relationship Manager

PEGGY CONN
Officer,
Corporate Secretary

KATHRYN COOPER
Assistant Vice President,
Banking Center Manager

CAROLYN CORBETT
Assistant Vice President,
Training Manager

DAWN CULBERTSON
Assistant Vice President,
Bank Secrecy Act Officer

TARA DALRYMPLE
Officer,
Accounting Operations

JENNIFER DEAM
Vice President,
Digital & Bank Operations Manager

CHRISTOPHER DELATORE
Vice President,
Senior Loan Officer
Tuscarawas County

DAVID DIBELLO
Assistant Vice President,
Commercial Relationship Manager

ZACH DIDINGER
Assistant Vice President,
Banking Center Manager

ERIC FENTON
Vice President,
Senior Wealth Advisor

BRETT GALLION
President,
Chief Operations Officer

CARRIE GERBER
Vice President,
Senior Credit Analyst

ADAM GRATE
Assistant Vice President,
Commercial Relationship Manager

RYAN GROSSCHMIDT
Assistant Vice President,
Commercial Relationship Manager

AMI HAMMOND
Assistant Vice President,
Mortgage Loan Originator

BRIAN HARR
Vice President,
Senior Loan Officer Medina County

BENJAMIN HERSHBERGER
Assistant Vice President,
Senior Mortgage Loan Originator

KURT HILL
Vice President,
Lending Process & Technology
Optimization

JASON HUMMEL
Vice President,
Senior Loan Officer Holmes County

JULIE JONES
Vice President,
Director of Human Resources

STEPHEN KILPATRICK
First Vice President,
Senior Credit Officer

TIFFANY KIM
Assistant Vice President,
Banking Center Manager

Board of Directors



JULIAN COBLENTZ	**EDDIE STEINER**	**VIKKI BRIGGS**	**ROBERT BAKER**	**CHERYL KIRKBRIDE**	**STEPHEN SCHILLIG**
Serving since 2015	Serving since 2001	Serving since 2018	Serving since 2001	Serving since 2018	Serving since 2024

CODY KNOX
Assistant Vice President,
Systems Administrator

DAWN LEMAY
Officer,
Mortgage Loan Originator

JEFFREY LEONE
Assistant Vice President,
Special Assets &
Recovery Officer

PAMELA LUEDY
Assistant Vice President,
Banking Center Manager

BROC MARTIN
Vice President,
Internal Auditor

ROBYN McCLINTOCK
Vice President,
Regional Banking Center Manager

MICHAEL McKELVEY
Vice President,
Retail Services Manager

PAULA MEILER
Senior Vice President,
Chief Financial Officer

ANDREA MILEY
Senior Vice President,
Chief Risk Officer

EDWARD MILLER
Vice President,
Operations Service Manager,
Security Officer

KERRY MILLER
Vice President,
Cash Management Officer

STEPHANIE MILLER
Vice President,
Regional Banking Center Manager

KATHY MISHLER
Officer,
Banking Center Manager

MOLLY MOHR
Vice President,
Senior Retirement Plan
& Wealth Advisor

MATTHEW OGDEN
Assistant Vice President,
Commercial Relationship Manager

SHAWN OSWALD
Vice President,
Information Security Officer,
OFAC Officer

AMY PATTERSON
Vice President,
Retail Lending Manager

MELANIE RABER
Assistant Vice President,
Loan Processing &
Documentation Manager

KATHY RINGWALT
Assistant Vice President,
Lead Mortgage Underwriter

PATRICK RYAN
Assistant Vice President,
Payments & Card
Services Manager

HERBERT SAWTELL
Vice President,
Commercial Relationship Manager

CHAD SIEGRIST
Vice President,
Chief Information Officer

CLAY SINNETT
Vice President,
Commercial Relationship Manager

AMANDA SLEASE
Officer,
Credit Officer

HARLAND STEBBINS III
Senior Vice President,
Senior Loan Officer

CHERYL STEINER
Vice President,
Investment Advisor Representative

EDDIE STEINER
Chairman,
Chief Executive Officer

KATHRINE STOKEY
Officer,
Banking Center Manager

STEPHEN STRUCKEL
Officer,
Mortgage Loan Originator

KRISTAL STULL
Assistant Vice President,
Retail Operations Manager

JEANETTE TROYER
Assistant Vice President,
Banking Center Manager

ASHLEY VAUGHN
Vice President,
Senior Operations Officer

KATIE WINT
Assistant Vice President,
Loan Servicing Manager

CRYSTAL YODER
Assistant Vice President,
iSeries Administrator

Banking Locations


Berlin Banking Center


Bolivar Banking Center


Charm Banking Center


New Philadelphia Banking Center


North Canton Banking Center


Orrville Banking Center


Walnut Creek Banking Center


Winesburg Banking Center


Wooster Downtown Banking Center

Shareholder & General Inquiries

If you have questions regarding your CSB Bancorp, Inc. stock, please contact:

COMPUTERSHARE SERVICES
www.computershare.com/investor

Mailing Address:
P.O. Box 43006
Providence, RI 02940-3006

Overnight Delivery:
150 Royall Street - Suite 101
Canton, MA 02021

PEGGY CONN
Corporate Secretary
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015

If you are interested in purchasing shares of CSB Bancorp, Inc., you may contact your local broker or:

ZACH SCHUCH
Investment Representative
zach.schuch@ceterais.com | 330.674.2397

91 South Clay Street
Millersburg, OH 44654
Not FDIC Insured | No Bank Guarantee | May Lose Value

 **Investment Services**
Powered by Cetera Investment Services LLC.

THURSTON SPRINGER
9000 Keystone Crossing 7th Floor
Indianapolis, Indiana 46240
317.581.4000
www.thurstonspringer.com

CSB Bancorp, Inc. is required to file an annual report on Form 10-K annually with the Securities and Exchange Commission. A copy of our Annual Report on Form 10-K is available on our website after it is filed with the SEC. Copies of the Form 10-K Annual Report and the Company's quarterly reports will be furnished, free of charge, to shareholders by written request to:

PAULA MEILER
Senior Vice President,
Chief Financial Officer
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015


Clinton Commons Banking Center


Gnadenhutten Banking Center


Medina Loan Production Office


Shreve Banking Center


South Clay Banking Center


Sugarcreek Banking Center


Wooster Milltown Banking Center

CSBB
Stock Listing Common Symbol

The annual meeting of shareholders is scheduled to be held at the Carlisle Inn in Walnut Creek, Ohio on:

Wednesday, April 22, 2026 at 7:00 p.m.

CSB OPERATIONS CENTER
91 North Clay Street, P.O. Box 232
Millersburg, OH 44654
800.654.9015 | 330.674.9015
www.csb1.com

LEGAL COUNSEL
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street, P.O. Box 1008
Columbus, Ohio 43216

In Memoriam

Todd Nicolas   &   Kathy Immel
1963 - 2025   1955 - 2025

We hold our colleagues close in memory, grateful for the time we
shared and the lasting impact they've made on our hearts.















CSB1.COM

800.654.9015

91 NORTH CLAY ST, P.O. BOX 232, MILLERSBURG, OH

csb1bank csb_bank The Commercial & Savings Bank